STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102
                               www.bpu.state.nj.us





_______________________________________________
                                                )          ENERGY
PETITION OF ATLANTIC CITY ELECTRIC              )    ORDER OF APPROVAL
COMPANY, CONECTIV COMMUNICATIONS, INC.          )
AND NEW RC, INC. FOR APPROVAL UNDER             )  BPU DOCKET NO. EM01050308
N.J.S.A. 48:2-51.1 AND N.J.S.A. 48:3-10 OF A    )  OAL DOCKET NO. PUC 1585-01
CHANGE IN OWNERSHIP AND CONTROL                 )
_______________________________________________


                             (SERVICE LIST ATTACHED)

BY THE BOARD:

BACKGROUND

On May 11, 2001, Atlantic City Electric Company ("Atlantic" or "ACE"), Conectiv Communications, Inc./1 and New RC, Inc. ("PHI")2 (collectively, "Joint Petitioners") filed a verified Joint Petition with the Board of Public Utilities ("Board") for approval, pursuant to N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10, and N.J.A.C. 14:1-5.14, of a change in ownership and acquisition of control of a New Jersey public utility and other relief. Specifically, the Joint Petitioners are seeking all necessary Board approvals in connection with the acquisition by PHI of all of the common stock of Conectiv ("Conectiv"), the corporate parent that owns all the common stock of Atlantic. According to the Joint Petitioners, on February 9, 2001, Potomac Electric Power Company ("Pepco"), PHI and Conectiv entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which PHI will become the parent holding company of Pepco and Conectiv. As a result of its acquisition of Conectiv, Atlantic will be a wholly owned, indirect (second tier) subsidiary of PHI. To effect this merger, the Joint Petitioners also sought

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1 On June 19, 2001, shortly after the filing of the merger petition, Conectiv
Communications, Inc. ("CCI") and Cavalier Telephone Company ("Cavalier") filed a petition with the Board seeking approval of the sale of all of CCI's assets used in providing telecommunications services to the public in New Jersey, including all of CCI's customer accounts and contracts. I/M/O the Petition of Conectiv Communications, Inc. and Cavalier Telephone Company for Approval to Transfer Assets, BPU Docket No. TM01060389, Order of Approval (dated October 22, 2001). The Board approved the asset sale on October 22, 2001, and the sale transaction closed on November 14, 2001.

2 Subsequent to the filing of this matter, New RC, Inc. was formally named Pepco Holdings, Inc. (PHI").

regulatory approvals from the Delaware Public Service Commission ("DEPSC"), the Public Service Commission of the District of Columbia ("DCPSC"), Maryland Public Service Commission ("MDPSC"), the Virginia State Corporation Commission ("VASCC") and the Securities and Exchange Commission ("SEC").

Pepco is a public utility corporation of the District of Columbia and the Commonwealth of Virginia. PHI is a recently formed Delaware corporation that is currently held as a subsidiary of Pepco. Upon consummation of the proposed merger with Conectiv, PHI will become a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Currently, Pepco's service territory includes the District of Columbia and portions of Maryland./3 Pepco serves approximately 700,000 customers in its service territory.

Atlantic is an electric public utility organized under the laws of the State of New Jersey and subject to the jurisdiction of the Board. Atlantic is engaged in the generation, purchase, transmission, distribution, and sale of electric energy and related utility services to approximately 500,000 residential, commercial and industrial customers located within eight counties in the southern third of New Jersey. Atlantic is a wholly owned subsidiary of Conectiv. Conectiv is a Delaware corporation and a registered exempt public utility holding company under PUHCA. Conectiv is also the parent company of Delmarva Power & Light Company ("Delmarva"), a public utility that provides electric utility service in portions of Delaware, Maryland and Virginia and regulated gas utility service in parts of Delaware. Pursuant to the Merger Agreement, Pepco will acquire Conectiv for approximately $2.2 billion in cash and stock. At the completion of the transactions contemplated in the Merger Agreement, PHI will become the parent holding company of Pepco and Conectiv. Atlantic and Delmarva will continue to be subsidiaries of Conectiv, just as they are today.

Atlantic, Delmarva and Pepco are currently members of PJM Interconnection, LLC ("PJM"), the independent system operator ("ISO") for electric transmission facilities owned by mid-Atlantic investor-owned utilities with transmission assets in Pennsylvania, New Jersey, Maryland, Delaware and parts of Virginia and Washington, D.C. Atlantic, Delmarva and Pepco will continue to be PJM members upon consummation of the merger transaction.

PROCEDURAL HISTORY

Simultaneously with the May 11, 2001 filing of their verified Petition, Joint Petitioners submitted to the Board the pre-filed joint testimony of John M. Derrick, Jr., Chairman and Chief Executive Officer of Pepco, and Thomas S. Shaw, President and Chief Operating Officer of Conectiv, and a director of Atlantic and of Delmarva. Joint Petitioners also submitted the direct testimony of Dr. Joe D. Pace of LEGG, LLC, and Derek W. HasBrouck of PA Consulting Group, in support of their request for approval of the proposed merger.

On June 1, 2001, the Board transmitted this matter to the Office of Administrative Law ("OAL") for hearings. On July 23, 2001, Administrative Law Judge ("ALJ") Louis McAfoos, t/a, conducted a prehearing conference to establish the plenary hearing and discovery schedule. On July 24, 2001, at the request of ALJ McAfoos, Joint Petitioners prepared and circulated a letter memorializing the procedural schedule agreed upon by the parties at the pre-hearing conference.

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3 Though Pepco owns facilities in Virginia, they are principally transmission facilities and Pepco has no utility service area within Virginia.

Several entities filed Motions to Intervene, including: Community Energy, Inc. ("CEI") on July 3, 2001; The New Power Company ("New Power") on July 9, 2001; Public Service Electric and Gas Company, PSEG Power and PSEG Nuclear (collectively "PSEG Companies") on July 11, 2001; Shell Energy Services Company ("Shell") on July 18, 2001; Enron Corporation ("Enron") on July 20, 2001; the City of Vineland ("Vineland") on July 23, 2001; the Independent Energy Producers of New Jersey ("IEPNJ") on July 26, 2001; and Cogentrix Energy, Inc. ("Cogentrix") on August 3, 2001. By Order dated August 9, 2001, ALJ McAfoos granted the motions for intervention of the PSEG Companies, Enron, Shell, IEPNJ, CEI and the City of Vineland. ALJ McAfoos granted Cogentrix's motion to intervene by Order dated August 20, 2001. Additionally, the Division of the Ratepayer Advocate ("Ratepayer Advocate" or "RPA") was served with a copy of the verified Petition at the time it was filed.

In accordance with the procedural schedule established at the July 23, 2001 prehearing conference, intervenors filed direct testimony on, or before, September 21, 2001: James Rothschild, Barbara Alexander, David Peterson and jointly Bruce Biewald and David Schlissel filed testimony on behalf of the Ratepayer Advocate. Brent Alderfer filed testimony on behalf on of CEI. Steven Gabel filed testimony on behalf of the City of Vineland. Steven Gabel also filed separate testimony on behalf of IEPNJ. On October 10, 2001, Joint Petitioners filed the rebuttal testimony of Thomas S. Shaw, J. Mack Wathen, Dr. Joe D. Pace, and Derek W. HasBrouck. On November 5, 2001, the Ratepayer Advocate filed the surrebuttal testimony of Barbara Alexander, David Peterson, Bruce Biewald and David Schlissel. No other parties filed testimony.

By letter dated October 18, 2001, the parties were notified by OAL that ALJ McAfoos had resigned and that ALJ Diana Sukovich had been assigned to hear the matter. By letter dated October 19, 2001, Cogentrix filed a request with the Board for a prehearing conference due to the resignation of ALJ McAfoos. ALJ Sukovich conducted the requested prehearing conference in Newark on November 7, 2001. See November 9, 2001 Order.

Evidentiary hearings were held before ALJ Sukovich at the OAL offices in Newark on November 13, 14, 15 and 16, 2001, during which nearly 1,100 pages of testimony were transcribed and nearly 80 exhibits were moved into evidence. The Joint Petitioners presented the following witnesses: John Derrick, Thomas Shaw, Mack Wathen, Dr. Joe Pace, and Derek HasBrouck. The Ratepayer Advocate presented James Rothschild, Barbara Alexander, David Peterson, Bruce Biewald and David Schlissel. CEI presented Brent Alderfer. The City of Vineland presented Steven Gabel. IEPNJ separately presented Steven Gabel. The other parties did not present any witnesses.

After the evidentiary hearings were concluded, ALJ Sukovich convened an in-person status and scheduling conference on November 19, 2001, at which time the post-hearing briefing schedule was set. ALJ Sukovich memorialized this schedule in a letter to the parties dated November 20, 2001. During the status conference, ALJ Sukovich encouraged the parties to pursue discussions in an attempt to amicably resolve the various issues raised regarding the merger as proposed. As a result, extensive settlement discussions between the Joint Petitioners, Board Staff, the Ratepayer Advocate and the intervenors were convened and continued over the next several months.

On November 28, 2001, a public comment hearing was held at the Atlantic County Library in Mays Landing, New Jersey. ALJ Richard Wells presided at the public comment hearing.

Joint Petitioners, the Board's Staff, the Ratepayer Advocate, Cogentrix, CEI, IEPNJ, and Vineland filed Initial Briefs on December 19, 2001. The New Power Company filed a Letter Initial Brief on December 19, 2001. Joint Petitioners, the Ratepayer Advocate, Cogentrix, and CEI filed Reply Briefs on January 14, 2002. The Board's Staff, IEPNJ and the New Power Company filed Letter Reply Briefs on January 14, 2002. In addition, the Board permitted Cogentrix to file a Supplementary Brief on January 14, 2002. No other intervenors filed briefs. In their filed positions, Board Staff, the Ratepayer Advocate and other parties raised various concerns about the potential impact of the merger on competition, employees, rates and reliability of service.

The City of Vineland withdrew as a party on March 13, 2002.

On April 16, 2002, the Joint Petitioners submitted an executed Joint Settlement Position to ALJ Sukovich signed by Board Staff, the Ratepayer Advocate, IEPNJ and New Power. Except for Cogentrix and CEI, all other parties to the proceedings that did not sign the Joint Settlement Position (PSEG Companies, Shell and Enron) filed letters of non-opposition or took no position regarding the Joint Settlement Position. On April 17, 2002, ALJ Sukovich notified the parties that she had received the Joint Settlement Position, and ordered that any objections to the Joint Settlement Position be filed by April 23, 2002, with reply briefs due on April 29, 2002. CEI and Cogentrix both filed objections to the Joint Settlement Position on April 23, 2002. Cogentrix raised various procedural and substantive concerns regarding affiliate standards, credit reporting requirements, and SEC approvals, and also requested that hearings be held on certain aspects of the filed Joint Settlement Position. CEI argued that the Joint Settlement Position did not adequately address renewable energy issues. The Joint Petitioners, the Staff of the Board, and IEPNJ replied to the objections raised by Cogentrix and CEI on April 29, 2002. Although not contemplated in ALJ Sukovich's April 17, 2002 scheduling order, Cogentrix filed a brief responding to the reply briefs on May 1, 2002.

On May 2, 2002, ALJ Sukovich issued an Order in which she accepted Cogentrix's reply brief, ordered Cogentrix to make an additional filing to state with specificity whether it opposes the positions in the Joint Settlement Position relative to the statutory criteria in N.J.S.A. 48:2-51.1, denied Cogentrix's request for hearings on the Joint Settlement Position, prohibited all other parties from filing additional replies, and ordered that the record be closed as of May 2, 2002. On May 3, 2002, ALJ Sukovich sent the parties a letter clarifying the content of the additional filing sought from Cogentrix, and indicating that any additional substantive filings by other parties would be stricken from the record.

On May 7, 2002, Cogentrix filed a letter with ALJ Sukovich stating that its opposition to the Joint Settlement Position relates to impact of the merger on competition generally and upon Cogentrix specifically. On May 8, 2002, CEI filed a letter in reply to the comments of the Joint Petitioners. On May 9, 2002, ALJ Sukovich issued a letter ordering that CEI's reply comments be stricken from the record. On May 20, 2002, CEI filed a letter with ALJ Sukovich withdrawing its opposition to the Joint Settlement Position and urging that the Joint Settlement Position be adopted.

INITIAL DECISION

On May 23, 2002, ALJ Sukovich issued a 79 page Initial Decision ("ID") plus attachments. The ALJ's ID includes findings based on a detailed discussion of the record and concludes that the merger agreement, as modified by the Stipulation, should be approved. ID at 12. ALJ Sukovich found that the Signatory Parties to the Joint Settlement Position voluntarily agreed to a settlement in this matter and that the Joint Settlement Position fully disposes of all issues in controversy and is consistent with the law and the public interest. ALJ Sukovich's findings with respect to the impact of the merger on competition, rates, employees and the provision of safe, adequate and proper service are discussed later in the respective sections of this Order. Cogentrix filed exceptions to the Initial Decision on June 11, 2002. The Joint Petitioners filed replies to exceptions on June 14, 2002./4

DISCOVERY ISSUES

Numerous motions relating to discovery of various corporate records of the Joint Petitioners were addressed during the pendency of this matter. On August 13, 2001, the City of Vineland filed a motion for discovery compliance in which it sought, among other things, access to documents related to the valuation of Conectiv and Atlantic City Electric Company, to compel the production of documents in Newark, New Jersey (rather than Washington, D.C. and Wilmington,
DE), and to compel responses to interrogatories to which the Joint Petitioners had asserted attorney-client privilege. The Joint Petitioners filed a letter brief in opposition to Vineland's motion, arguing, in part, that Vineland was improperly seeking discovery related to a separate proceeding in which Vineland was attempting to condemn Atlantic's assets located in the City of Vineland. Vineland filed a reply to the Joint Petitioners' opposition on August 30, 2001, and the matter was set for oral argument at OAL on September 11, 2001. At the oral argument, ALJ McAfoos made several rulings denying the information sought by Vineland. However, due to the attacks on the World Trade Center, oral argument was curtailed and the parties were ordered to confer based on the ALJ's oral rulings.

On September 25, 2001, ALJ McAfoos conducted a telephone conference with counsel for the Staff and the Ratepayer Advocate regarding the Ratepayer Advocate's request to obtain access to certain corporate records related to Conectiv's "Mid-Merit Strategy" (the "mid-merit documents" or the "confidential documents"). The mid-merit documents consist of 209 pages, arranged in 27 sets, containing excerpts from Conectiv's Board of Director (BOD) meeting minutes and summaries of confidential presentations made at these meeting concerning Conectiv's pre-merger plans for construction of future generation facilities. Also included were excerpts from presentations to the Pepco BOD by a consultant concerning the mid-merit facilities as they relate to the merger. Joint Petitioners objected to producing the materials on ground that they were highly sensitive proprietary materials. During that conference, ALJ McAfoos made an oral ruling permitting the Board's Staff and the Ratepayer Advocate to have limited discovery of the mid-merit documents. On October 10, 2001, the Joint Applicants sought ALJ McAfoos' reconsideration of his September 25th discovery ruling concerning the mid-merit documents and requesting an in camera review of the documents. On October 19, 2001 and

------------------
4 On the morning of the Board's June 19, 2002 agenda meeting, at which the petition at issue herein was scheduled to be considered, the Board received notice of a complaint filed against Pepco in the United States District Court for the District of Columbia (Civil Action No. 1:02CV01078PLF), from the attorney representing the plaintiffs in that case, with a request that it be placed on the record in the within matter. The Board notes that the record in this matter has been closed and that the complaint contains allegations that have not been verified or proven. The Board notes that it retains the right to review any litigation which is pending or may hereafter be brought insofar as it may affect ACE, and to take any action, which the Board may determine to be appropriate, including, but not limited to, disallowing rate recovery of any costs associated with or resulting from any adverse findings that may result from any such litigation.

October 22, 2001, respectively, the Ratepayer Advocate and the Board's Staff filed letters indicating their opposition to reconsideration of ALJ McAfoos' oral ruling.

As noted previously, ALJ Sukovich replaced ALJ McAfoos in late October 2002. On November 2, 2002, Cogentrix filed a letter with ALJ Sukovich seeking, among other things, access to the mid-merit documents on the grounds that it had a strong interest in the manner in which the Joint Petitioners proposed to operate, dispatch and construct power plants that would directly compete with Cogentrix's facilities.

In an order dated November 9, 2001, ALJ Sukovich denied the Joint Petitioners' motion for reconsideration of ALJ McAfoos' September 25th ruling permitting the Board's Staff and the Ratepayer Advocate to have access to the mid-merit documents. ALJ Sukovich also denied the requests of Cogentrix to review the mid-merit documents. In her order, ALJ Sukovich noted the Joint Petitioners' concerns about releasing the mid-merit documents to competitors, and concluded that providing the materials to the Board's Staff and the Ratepayer Advocate was sufficient to protect the public interest and to develop a complete record.

On November 9, 2001, Cogentrix filed with the Board an emergent motion seeking interlocutory review of ALJ Sukovich's November 9, 2001 order. Specifically, Cogentrix sought a ruling from the Board that the Joint Petitioners must provide the mid-merit documents to all parties, provide information related to post-merger savings, and for postponement of the evidentiary hearings scheduled to begin November 13, 2001. On November 19, 2001, the Joint Petitioners filed their opposition to Cogentrix's emergent motion.

At its December 10, 2001 Agenda meeting, the Board granted Cogentrix's motion for interlocutory review of ALJ Sukovich's November 9, 2001 decision, and directed the Joint Petitioners to provide, for in camera review by the Board, copies of all mid-merit documents already reviewed by the Board's Staff and the Ratepayer Advocate. As directed, the Joint Petitioners provided the mid-merit documents to the Board on December 13, 2001.

On December 17, 2001, Cogentrix filed an emergent motion with ALJ Sukovich to suspend the briefing schedule. IEPNJ and the Ratepayer Advocate filed letters with ALJ Sukovich on December 18, 2001 in support of the motion to suspend briefing. On December 18, 2001, ALJ Sukovich issued an order denying Cogentrix's emergent motion and maintaining the original briefing schedule. On December 18, 2001, Cogentrix filed with the Board an emergent motion for interlocutory review of ALJ Sukovich's decision not to suspend the briefing schedule. On December 18, 2001, the Joint Petitioners filed a letter with the Board in opposition to Cogentrix's motion for interlocutory review, noting that Cogentrix had waited nearly a week after the Board's decision to seek an alteration of the briefing schedule.

At its December 19, 2001 Agenda meeting, the Board affirmed ALJ Sukovich's decision not to suspend the briefing schedule, noting that should the Cogentrix discovery motion be granted, there would be an opportunity for a supplemental brief on a single issue. The Board also determined that the Joint Petitioners should be required to provide a full description of the documents, specifying in detail why the information contained therein was sensitive, and also to verify their secrecy and confidentiality. Because this procedure required an extension of the time set for decision on interlocutory motions for review, the Board directed that OAL be requested to approve an extension of time until January 9, 2002. The Joint Petitioners provided the Board with the affidavits as required on December 21, 2001. On January 7, 2002, counsel for Cogentrix submitted a letter stating that his client had agreed that it would not review the confidential documents at issue, but that review by counsel for Cogentrix should be permitted.

At its January 9, 2002 Agenda meeting, the Board ordered the Joint Petitioners to make the mid-merit documents available to counsel for Cogentrix. The Board also ordered that counsel for Cogentrix, a competitor of affiliates of the Joint Petitioners, could not take notes, make copies of the mid-merit documents or disclose the contents of the confidential documents to his clients. In addition, the Board permitted Cogentrix to file a supplemental brief by January 14, 2002. Counsel for Cogentrix reviewed the mid-merit documents on January 11, 2002, and filed a confidential supplemental brief on January 14, 2002. See, January 10, 2002 Interlocutory Order in this matter.

On January 25, 2002, Cogentrix filed a motion with ALJ Sukovich seeking to reopen the evidentiary hearings, compel the appearance of certain witnesses, and to disclose the mid-merit documents to the public. The Joint Petitioners filed a reply to the Cogentrix motion on January 31, 2002, arguing that reopened hearings were unnecessary, that the Board had already determined the mid-merit documents were entitled to confidential treatment, and taking exception to Cogentrix's argument that building additional power plants harmed competition. Cogentrix filed a response with ALJ Sukovich on February 20, 2002. The Joint Petitioners responded to that brief on February 28, 2002, and moved to strike the Cogentrix response, arguing that the brief was filed out of time. On March 1, 2002, ALJ Sukovich issued an order denying the Joint Petitioners' motion to strike, and also denying Cogentrix' motion to reopen the evidentiary hearings and to make the mid-merit documents public.

On March 8, 2002, Cogentrix filed a motion for interlocutory relief seeking the Board's review of ALJ Sukovich's March 1 Order. Cogentrix sought to have the evidentiary hearings reopened and to have the mid-merit documents made public. The Joint Petitioners filed a reply on March 15, 2002, opposing the relief sought and challenging the applicability of the legal authority cited by Cogentrix. Cogentrix filed a reply on March 19, 2002. At the March 21, 2002 Agenda meeting, the Board granted Cogentrix' motion for interlocutory review and adopted ALJ Sukovich's March 1 ruling denying Cogentrix' motion to reopen the evidentiary hearings and to make the mid-merit documents public. See, April 3, 2002 Interlocutory Order in this matter.

On April 11, 2002, Cogentrix filed a motion for reconsideration of the Board's April 3, 2002 Order seeking to reopen the evidentiary hearings and to make public the mid-merit documents. The Joint Petitioners filed a reply on April 22, 2002, continuing to oppose the relief sought by Cogentrix. On May 9, 2002, Cogentrix filed a supplement to its motion for reconsideration alleging that the Joint Petitioners' April 29 reply brief regarding the Joint Settlement Position publicly revealed information previously claimed to be confidential. Additionally, Cogentrix asked that the Board consider the filing to be a reply to the Joint Petitioners' April 22 filing. On May 10, 2002, the Joint Petitioners filed a letter opposing consideration by the Board of Cogentrix's May 9 filing and asserting that it had not revealed any confidential information. At its May 15, 2002 agenda meeting, the Board denied Cogentrix's motion but directed that counsel for Cogentrix be permitted to again review the mid-merit documents, this time taking notes. The Board continued to treat the mid-merit documents as confidential. The Board's May 15th action also required counsel for Cogentrix to identify, in a confidential filing to be submitted to ALJ Sukovich, the Joint Petitioners, Board Staff and the Ratepayer Advocate, the documents on which he relied in his January 14, 2002 supplemental brief. The Joint Petitioners were then to provide ALJ Sukovich with copies, under seal, of the mid-merit documents identified by Cogentrix, which documents would be included as Cogentrix exhibits. See, May 22, 2002 Interlocutory Order Denying Motion for Reconsideration of Interlocutory Order. On May 24, 2002, ALJ Sukovich notified the parties that she had issued her Initial Decision on May 23, 2002. On May 28, 2002, Board Secretary Izzo issued a secretary's letter noting that ALJ


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Sukovich had issued her Initial Decision and directing counsel for the Joint
Petitioners to submit the documents identified by counsel for Cogentrix directly to the Board.

On June 3, 2002 counsel for Cogentrix, as directed by the Board's May 22 Order, following review of the documents, provided the page numbers of 118 pages of the "mid-merit documents", describing them as "having greater evidentiary value than others". Counsel also included a brief description of the contents of the documents. On June 14, 2002 the Joint Petitioners, as also directed by the May 22nd Order, provided copies of the 118 pages to be included in the record, accompanied by a letter continuing to object to their introduction into evidence on the grounds that they are irrelevant, and that counsel for Cogentrix has not rationally explained their relevance or how they support his arguments. The Joint Petitioners' letter provided their own explanations of the content of the documents and reasons why they do not support the Cogentrix arguments.

By letter dated June 14, 2002 counsel for Cogentrix filed a motion with the Board asking that the complete set of mid-merit documents be entered into evidence. On June 18, 2002 counsel for Cogentrix filed an emergent motion with the Board asking that a confidential oral argument be scheduled on the impacts on competition as revealed in the mid-merit documents and that this argument should be scheduled before the Board takes any action on the Joint Petition. The Joint Petitioners filed a reply opposing the motions on June 18,2002. They continue to maintain that none of the documents are relevant. As for the request for oral argument and a delay in decision on the merits, the Joint Petitioners pointed out that this case has been pending for over a year, and that Cogentrix has had ample opportunity to present its arguments. The Board considered these motions at its June 19, 2002 agenda meeting. The Board found that the June 14 motion failed to provide any basis whatsoever for addition of the approximately 89 pages omitted from the June 3, 2002 listing of the documents Cogentrix wished to have included in the record. The June 18 motion was based on the erroneous assumptions that the Board would not have time to review the latest filings in the case, and that Staff, because of its signing of the Joint Stipulation, would not be able to give an objective assessment of the Cogentrix position. The Board found that Cogentrix had ample opportunity to present its arguments on the significance of the mid-merit documents, that the documents had been reviewed by both Staff and the Ratepayer Advocate, and had been reviewed in camera by the ALJ before the Joint Stipulation was signed and before the Initial Decision was issued. In signing on to the Stipulation, the Staff did not act as an advocate, but in effect placed its recommendations on the record, as it would in a brief, based on the evidence in the record, including, in this case, the arguments based on the mid-merit documents, which had in fact been reviewed by staff in the course of discovery. See, Public Advocate Department v. Public Utilities Board, 189 N.J. Super. 491, 518-519 (App. Div. 1983). The Board found that the matter had been fully briefed and that the Cogentrix exceptions fully set out the Cogentrix position. There is no need for further argument in this case. The Cogentrix motions were therefore denied by the Board.

EXCEPTIONS TO THE INITIAL DECISION

On June 11, 2002, Cogentrix Energy, Inc. ("Cogentrix") filed Exceptions to the Initial Decision ("ID") in both a confidential and redacted version. Cogentrix raised seven arguments, which it summarized thus:

Exception I:      Numerous procedural errors have been committed which
                  violated the Uniform Administrative Procedure Rules and the Administrative procedure Act and denied to Cogentrix due process of law, while preventing the Board from having access to a full and balanced record for decision making.

Exception II:     The Initial Decision failed to address, consider or weigh
                  the potentially harmful competition impacts revealed in the "confidential" documents regarding the Joint Applicant's
                  "mid-merit" strategy and its impacts on the Mid-Atlantic power generation marketplace.

Exception III:    The Initial Decision failed to address, consider or weigh and evaluate the competent evidence of record, which demonstrates the harmful impacts on competition due to the Joint
                  Applicant's mid-merit strategy. It is reversible error for the Administrative Law Judge to disregard facially competent evidence that is contrary to the Joint Applicants' positions.

Exception IV:     There is no evidence of record to support the Initial
                  Decision's finding that the Joint Settlement Position adequately addresses or remedies any of these competition issues and impacts.

Exception V:      There is no evidence of record to support the inclusion of this Paragraph 35 and it recommended decision which provides support by the State of New Jersey for the Securities and Exchange Commission ("SEC") petition as filed by the Joint
                  Applicants.

Exception VI:     There is no evidence of record to support the position that this paragraph 36 will adequately address or remedy the negative impacts on the credit rating of Atlantic City
                  Electric due to the aggressive financing and development plans of the Joint Applicants.

Exception VII:    The Initial Decision erroneously shifts the burden of proof to the interveners to produce and sponsor a "market simulation study."

The procedural errors alleged in Exception I include failure to comply with OAL rules in conducting the "prehearing" conference on July 21, 2002; several instances of failure to give notice to Cogentrix of scheduled conferences or to serve Cogentrix with briefs and motions; failure to provide discovery on Conectiv's plans to build combined cycle generation plants, the "mid-merit strategy"; failure to postpone hearings until the discovery materials designated as the "confidential documents' or the "mid-merit documents" had been reviewed by the parties; failure by the Board to act immediately on the Cogentrix emergent motion, filed on the day the hearings commenced and seeking interlocutory review of the ALJ's denial of the Cogentrix motion to be permitted to review "confidential documents;" the ALJ's failure to grant Cogentrix's mid-hearing motion to call an unscheduled witness; failure to suspend the briefing schedule pending decision by the Board on the interlocutory motion; failure to reopen the evidentiary hearings to consider the "confidential documents;" failure to keep the record open and to postpone issuing the Initial Decision until the Cogentrix motion for reconsideration was decided and Cogentrix had the opportunity to designate which of the "confidential documents" would be added to the record; and failure to permit extra time for filing the Cogentrix exceptions.

Exception II asserts that the Initial Decision failed to consider the impact on competition of the "incriminating evidence" contained in the "confidential documents," and sets out questions that might have been asked of the Joint Petitioners' witness had the documents been introduced during the hearings. Exception III asserts that the ALJ failed to consider the evidence concerning the mid-merits that was contained in the record, principally the testimony of the expert witnesses produced by the Ratepayer Advocate, and that without analysis, the ALJ gave more credence to the contradictory testimony of the Joint Petitioners' witness on this issue. Exception IV asserts that the Initial Decision adopts the Joint Settlement Position without adequate remedies to address the competition issues raised by Cogentrix, because the Code of Conduct adopted does not address the "market manipulating conduct" identified by the Ratepayer Advocate witnesses.

Exceptions V and VI object to the inclusion of paragraphs 35 and 36 in the Stipulation. Exception VII asserts that the Initial Decision erroneously shifts the burden of proof to interveners by not requiring Joint Petitioners to produce a market simulation study, but suggesting that any party wanting such a study could produce one. Cogentrix claims that the Board in prior orders had indicated that such a study would be useful, and urges that the Board should not approve the merger until such a study is performed.

EXCEPTION REPLY

On June 14, 2002 the Joint Petitioners filed their reply to the Cogentrix confidential exceptions, asserting that Cogentrix allegation of procedural errors contains numerous errors and omissions and that Cogentrix had presented, in its exceptions, "misleading misreadings" of Conectiv's internal corporate documents. With respect to the allegations of irregularities concerning the July 23, 2002 prehearing conference the Joint Petitioners point out that all interveners, as well as the parties who had indicated an intention to intervene were notified by them of the conference, designated by the ALJ as a "status" conference, and that counsel for Cogentrix, who did not file the Cogentrix motion to intervene until August 3, 2002 was present at the conference. The Joint Petitioners further note that the OAL rules do not require a prehearing conference or order in all cases, and that, since he was present, counsel for Cogentrix was well aware that the Joint Petitioners' letter confirming the schedules set at the conference was a complete and accurate representation of the decisions made at the conference. Joint Petitioners also note that Cogentrix could have, but did not, object to the schedule set until October 19, when he asked that another conference be scheduled on the ground that a new ALJ had been assigned to the case. With respect to the other "procedural errors" asserted in the exceptions, Joint Petitioners point out that they did not "refuse" to provide discovery to Cogentrix but were not required to do so by order of two ALJs who both agreed with Joint Petitioners that certain discovery concerning Conectiv's mid-merit plants should not be disclosed to a competitor of their unregulated businesses. Also, the documents at issue had been, in any event, part of the discovery sought by another party, not Cogentrix. Board Staff and the Ratepayer Advocate, who had originally sought access to the documents, reviewed them in November at the time of the hearings and elected not to request that they be added to the record. With respect to allegations of delay in being informed of Board decisions, Joint Petitioners state that these decisions were made and announced at public meetings, after appropriate public notice, and Cogentrix could easily have obtained the decision by calling the Board. With respect to errors alleged to have occurred at the hearings, Cogentrix's mid-hearing motion to depose or question a Conectiv employee was properly denied since his testimony would not have added to the accuracy of expert testimony on market competitor issues. With respect to the Cogentrix allegation of post-hearing errors, the Joint Petitioners point out that Cogentrix was given the same time as the other parties to fully brief the issues, and extra time


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


to file a supplemental brief based on any information gleaned from counsel's review of the "confidential documents." As for allegations of "error" in the issuance of the Initial Decision before counsel for Cogentrix had designated which of the "confidential documents" he had relied on, the ALJ and the Board had had access to all of the documents in the course of an earlier in camera review, and the ones designated by Counsel are now in the record, for review by the Board.

With respect to the Cogentrix exceptions II and III, Joint Petitioners state that Cogentrix has used out-of-context and misleading references to the "confidential documents" to support its claims that the Initial Decision failed to address the harmful impacts on competition revealed in these documents and failed to address the evidence of record that also reveals these harmful impacts. The Joint Petitioners state that the overwhelming weight of record evidence establishes that the change of ownership and control of Atlantic does not harm competitors, and that the ALJ carefully considered and referenced that evidence in her discussion. Joint Petitioners further note that the ALJ (at page 74 of the Initial Decision) expressly considered and rejected the Cogentrix arguments.

With respect to Exception IV, that there is no "evidence" in the record to support the finding of the Initial Decision that the Stipulation adequately addresses or remedies the competition issues, Joint Petitioners note that the record testimony of IEPNJ's witness is the basis for paragraphs 1 through 13 of the conditions set out in Attachment A, language that is similar to conditions adopted by the Board in the GPU/First Energy merger proceeding and that Dr. Joe Pace's testimony clearly establishes that there is no basis for the Cogentrix claim that the mid-merit facilities, if built, could lead to a harmful competitive impact.

With respect to objections to adoption of paragraphs 35 and 36 of stipulation, the Joint Petitioners respond that these paragraphs simply ask the Board to make the same representations to the SEC that it made for the First Energy/GPU merger, that is, to confirm that the Board will continue to have the authority to protect Atlantic's customers following the merger.

STANDARD OF REVIEW

The Joint Petition was filed pursuant to N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10, N.J.S.A. 48:3-73 and N.J.A.C. 14:1-5.14. N.J.S.A. 48:2-51.1 describes various specific issues to be evaluated by the Board when considering a request to acquire or seek to acquire control of a public utility, directly or indirectly. In particular, this statute requires the Board to consider the effect of the proposed acquisition on: (1) competition; (2) the rates of ratepayers affected by the acquisition of control; (3) the employees of the affected public utility; and (4) the provision of safe and adequate utility service at just and reasonable rates. Specifically, N.J.S.A. 48:2-51.1 provides that:


          No person shall acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation or organization, or through the purchase of shares, the election of a board of directors, the acquisition of proxies to vote for the election of directors, or through any other manner, without requesting and receiving the written approval of the Board of Public Utilities. Any agreement reached, or any other action taken, in violation of this act shall be void. In considering a request for approval of an acquisition of control, the Board shall evaluate the impact of the acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates. The Board shall accompany its decision on a request for approval of an acquisition of control with a written report detailing the basis for its decision, including findings of fact and conclusions of law.

The statute does not specify which standard of review the Administrative Law Judge and the Board should use in evaluating the impact of mergers on the four criteria set forth in N.J.S.A. 48:2-51.1.

Under a "no harm" standard, the Board must be satisfied that there would be no adverse impact on the provision of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other criteria delineated in N.J.S.A. 48:2-51.1. Under a "positive benefits" standard, the petitioners would be required to show that positive benefits will flow to customers as a result of the proposed change in ownership, rather than merely requiring the continuation of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other criteria delineated in N.J.S.A. 48:2-51.1.

In its Final Decision and Order in I/M/O Petition of Atlantic City Electric and Conectiv, Inc. for Approval of a Change in Ownership and Control ("Conectiv"), January 7, 1998, Docket No. EM97020103, the Board considered the issue of the appropriate standard of review to be used to evaluate a filing seeking approval for a change in control of an electric public utility under the above statute. The Board determined that the "no harm" standard, rather than the "positive benefits" standard, should be utilized when reviewing filings seeking approval of a change in control of a public utility under the above statute. Citing the Administrative Law Judge's discussion of this issue in his Initial Decision in Conectiv, the Board noted that it has used the "no harm" standard in the vast majority of cases involving acquisitions and mergers of utilities. After an analysis of the relevant cases, the Board concluded:

          [A]dherence to a "no harm" standard is reasonable. In this regard, the Board believes that it would be unreasonable to insist in this case that Petitioners prove that positive benefits will accrue as a result of the proposed merger, when the use of the "no harm" standard is sufficient to ensure the continuation of safe, adequate and proper service at reasonable rates and adherence to the other requirements of N.J.S.A. 48:2-51.1.

          [Conectiv at 6.]

In a subsequent Order, I/M/O Consideration of the Joint Petition of Orange and Rockland Utilities, Inc. for Approval of the Agreement and Plan of Merger and Transfer of Control ("RECO"), BPU Docket No. EM98070433, dated April 1, 1999, the Board, relying upon its Conectiv decision, again determined that a "no harm" standard of review should be utilized when evaluating such petitions.

In its Order of Approval I/M/O the Joint Petition of FirstEnergy Corp. And Jersey Central Power & Light Company, D/B/A GPU Energy, for Approval of a Change in Ownership And acquisition Of Control of a New Jersey Public Utility and Other Relief, BPU Docket No. EM00110870, the

Board found that, consistent its decisions in Conectiv and RECO, adherence to the "no harm" standard of review was reasonable in that case and was sufficient to ensure the continuation of safe, adequate and proper service at just and reasonable rates, as well as adherence to the other requirements of N.J.S.A. 48:2-51.1 at the same time assuring that positive benefits that do result from the merger, or merger savings, are equitably shared with ratepayers. Similarly, the Board FINDS that the use of the same no-harm standard is reasonable and appropriate in the instant case.

JOINT PETITION

In their initial filing, the Joint Petitioners present information describing various ways in which they believe the consummation of the proposed merger will serve the public interest. The Joint Petitioners assert that the proposed transaction will enhance the ability of the Joint Petitioners to acquire and implement new technologies to maintain and improve reliability and customer service. Joint Petitioners also noted that the combined company would form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The Joint Petitioners assert that the size, scale and scope of the combined company will enable it to compete more effectively in the increasingly competitive electric utility industry. The Joint Petitioners further assert that the combined company will possess the management, employee experience, technical expertise, retail customer base, energy services and financial resources to grow and succeed in the rapidly changing energy marketplace.

As part of the Joint Petition, John M. Derrick, Jr., Chairman and Chief Executive Officer of Pepco, and Thomas S. Shaw, President and Chief Operating Officer of Conectiv and a director of Atlantic and of Delmarva, submitted pre-filed joint testimony providing an overview of the proposed merger, discussing potential advantages to customers of the merger, and emphasizing the continued strong corporate presence of Atlantic in New Jersey. Joint Petitioners also submitted the direct testimony of Dr. Joe D. Pace of LEGG, LLC, discussing the impact of the proposed merger on customers and competition in the energy markets. Derek W. HasBrouck of PA Consulting Group, also provided pre-filed testimony outlining the Joint Petitioners' service level guarantee plan, which proposal is intended to provide specific, concrete customer service benefits to consumers as a result of the proposed merger.

The Joint Petitioners assert that the proposed transaction will have no adverse impact on competition in the supply and distribution of electric energy in New Jersey, as Conectiv and Pepco have, or are in the process of having, divested substantially all of their generation assets, so that there will be no change in the concentration of generation ownership as a result of the proposed merger. Moreover, the Joint Petitioners assert that much of PHI's assets will be in the form of electric utility facilities, which are still subject to comprehensive regulation by the Board, other state regulatory authorities, and the Federal Energy Regulatory Commission ("FERC"). Additionally, both before and after the merger, the transmission facilities of Atlantic, Delmarva and Pepco will be subject to the operational control of PJM Interconnection, LLC ("PJM"). Each of the electric utility companies has tariffs in place for retail competition in their traditional service territories, and each is currently following Codes of Conduct that preclude preferential treatment for affiliates.

The Joint Petitioners further assert that the proposed transaction will have no adverse impact on Atlantic's electric tariff and rates charged to its New Jersey customers and that customers' rates will not change or be otherwise affected as a result of the proposed merger.

The Joint Petitioners also assert that the merger will not have a material effect on employment in New Jersey. While the Joint Petitioners do anticipate the elimination of some redundancies at the executive and managerial level, there are little or no expected reductions planned for the New Jersey workforce. Joint Petitioners note that the bargaining unit representing Atlantic's employees have urged the approval of the merger.

The Joint Petitioners further assert that the proposed merger will not have an adverse impact on Atlantic's provision of safe, adequate and proper utility service. Additionally, Joint Petitioners have proposed a series of service level guarantees aimed at improving levels of customer service and reliability. The Joint Petitioners also assert that the merger will have no impact on the Board's continuing jurisdiction over the adequacy and reliability of customer service. The Joint Petitioners also assert that PHI is fully committed to maintaining Atlantic's corporate presence in New Jersey.

OTHER PARTIES' POSITIONS

The Ratepayer Advocate recommended that the merger be approved contingent upon the Board imposing a number of conditions related to the merger's impact on rates, competition, employees and service quality. Specifically, the RPA recommended that:
     o Joint Petitioners conduct a comprehensive 10-year merger savings study and reduce its deferred balance by 100 percent of New Jersey's allocable share of annualized savings net of reasonable and prudent transition costs; (RPA IB at 7)
     o Joint Petitioners file for Board approval the transfer of service company functions from Conectiv Resource Partners to the new, post-merger service company; and subject themselves to Board jurisdiction for filing, review, and approval of any service company agreement and cost allocation manual or formulas that the new service company will use, in addition to any other regulatory approvals that may be required; RPA IB at 9.
     o Joint Petitioners maintain the current level of employees in New Jersey post-merger for a minimum of five years; RPA IB at 11.
     o Joint Petitioners commit to maintain Atlantic's corporate headquarters in New Jersey, staffed with an adequate number of senior-level executives knowledgeable in New Jersey issues and regulatory policy. RPA IB at 11.
     o additional safeguards be implemented to supplement the Board's Interim Reliability Standards by establishing a measurable and enforceable Service Quality Index as a condition of any merger approval; RPA IB at 15.
     o a Universal Service Fund in the form of the recommended percentage-of-income (PIP) program be implemented and that ACE should create and manage PIP plan enrollment procedures to target its low-income customers, using information gathered from state agencies that administer LIHEAP and Lifeline, and information gathered during ACE's education and community outreach efforts; RPA IB at 19.
     o as part of the USF program, a hot weather moratorium and a low-income aggregation plan be formal conditions of merger; RPA IB at 19.
     o ACE be required to file annual reports with the Board and the RPA showing the returns on equity or returns on rate base calculated in two different ways: one based on the capital structure of the regulated utility and the other on the capital structure of the post-merger consolidated company for examination in future rate proceedings; and RPA IB at 23.
     o ACE be required to report annually its return on equity or return on rate base using both capital structures so that the utility's true earnings level is apparent between rate cases as well because the new holding company would have substantial incentive to reduce the cost of capital on a consolidated basis, but it would not have the same incentive to reduce the overall cost of capital for ACE for ratemaking. RPA argued that unless regulatory procedures are implemented to protect against this, if ACE's extra cash flow is used to finance a higher proportion of debt at the parent level rather than at the ACE level, the percentage of equity in ACE's capital structure remains high and increases the revenue requirements in a base rate case, even though the overall debt/equity ratio of the consolidated company is brought to more cost effective levels. RPA IB at 23 and 27.
Were the Board to condition merger approval upon the above conditions, the RPA argued, the merger could be found to be in the public interest.

Staff recommended many conditions similar to those advanced by the RPA to ensure that the proposed merger would pose no harm in terms of impacts on rates, employees, service reliability/quality and competition. In it's initial brief, Staff recommended that: Joint Petitioners file a merger savings study; not seek recovery of any merger transaction costs or acquisition premiums; ACE maintain employee levels for a fixed period of time post-merger; and Joint Petitioners maintain a New Jersey regional headquarters for ACE for at least five years staffed by senior-level regional decision-makers, including regional presidents in charge of service reliability, familiar with New Jersey issues. Staff also recommended that merger approval be contingent upon a firm commitment that ACE will continue its program in compliance with the Board's Orders entered in its outage and reliability investigations (BPU Docket Nos. EA99070484, EA99070485, EX99070483 and EX99100763) and abide by the Board's Interim Electric Distribution Service Reliability and Quality Standards set forth at N.J.A.C. 14:5-7 and that Joint Petitioners will work with the Board towards promulgation of appropriate final reliability and standards and give ACE any support it needs to meet those standards including ensuring that ACE maintain sufficient employee and contractor workforce levels to enable it to comply with those commitments. As to protecting employee interests, Staff recommended that ACE be required to honor all pre-merger contracts agreements and pension program commitments and also commit to backfill, through employees and/or contractors, ACE's regional service reliability employees who retire or resign through October 2004 to ensure that the appropriate staffing level is maintained to assure safe, adequate and proper service. [Staff IB, Attachment A.]

In terms of customer service, Staff also recommended that ACE retain the existing New Jersey customer payment centers, maintain existing call center operation located in New Jersey for at least five years post-merger; and commit that any new call center operations will be staffed by trained in ACE's service territory issues, New Jersey regulations, Board policy, ACE's tariffs and the New Jersey Customer Choice Program. Staff requested that ACE also be required to submit to the Board and the RPA a customer information program designed to inform customers of the merger, continuing BPU oversight and continuity of ACE's customer service procedures. While supporting the Joint Petitioners plan to establish performance goals and penalties under a new "Customer Service Guarantee" program, Staff noted that ACE should be barred from recovering any penalty payment costs from ratepayers. [Staff IB, Attachment A.]

To guard against any negative impact on ACE's financial integrity, Staff recommended that Joint Petitioners be required to maintain a capital structure for ACE consistent with rating agency criteria for investment grade ratings and submit all analysts' and rating agency reports for three years that discuss the potential for negative impacts on ACE due to the performance of non-regulated activities of the new PHI. Staff also recommended that Petitioners be required to file with the Board a comparison of all affiliate relations/conduct statutes in each state served by a PHI regulated utility and cooperate with the Division of Audits in developing a compliance auditing protocol to assure that competition will not be harmed. Staff also detailed a number of requirements related to: maintaining and accessing Joint Petitioners' books, records, tax documents and internal audits as they pertain to the operations of ACE; tracking merger costs;

reporting post-merger corporate structures and relationships and annually auditing ACE's deferred balance. Staff asserted that imposition of the recommended provisions would enable a finding that the merger poses no harm under applicable statutory criteria. [Staff IB, Attachment A.]

IEPNJ asserted that it's primarily concern was assuring that the proposed merger "in no way detrimentally impacts upon power generation competition either now, or in the future." IEPNJ argued that while Petitioner relied upon its current policies and corporate structure to assure that the merger posed no competitive harm, `nothing in Conectiv's filing committed that it would in the future to avoid preference of its affiliated power generation business." According to IEPNJ, "The proposed merger, as currently structured, provides no assurances that in the future the merged utility will not prefer its generation affiliates in the purchase of power, in generation development activities or in the operations of power plants. In effect, Petitioner has not demonstrated that the proposed merger would cause no harm to New Jersey's competitive electric power market." IEPNJ IB at 2-3. IEPNJ argued that the merger should be approved only if structural safeguards were imposed to eliminate the risk of anti-competitive behavior in the merged company. IEPNJ enumerated a list of specific safeguards that were ultimately reflected in large part in the Stipulation of Agreement. IEPNJ did not address any other issues in this case.

New Power filed a letter brief asserting that no conditions would cure the merger as proposed and that the merger would likely squeeze out the last vestiges of competition in Conectiv's territory.

Cogentrix maintained that the Joint Petitioners have failed to carry their burden of proof that the proposed merger will cause no harm to competition or to ratepayers, in that the Joint Petitioners failed to provide information required to make these determinations

DISCUSSION AND FINDINGS

The Cogentrix Exceptions

With respect to the exceptions to the ID that Cogentrix filed, the Board initially notes that four of Cogentrix's seven exceptions are based in effect on its interpretation of information contained in the discovery materials, the "confidential" or "mid-merit" documents produced by Joint Petitioners for review by Board Staff and the Ratepayer Advocate, but withheld from review by other parties by order of the two ALJ `s who presided over the hearings in this matter, both of whom had access to the documents for an in camera review, on the ground that they were competitively sensitive. The documents consisted of 209 pages of excerpts from Conectiv's Board of Directors meetings and related documents concerning the plan by Conectiv to construct a number of mid-merit generating plants.

The first exception alleges procedural errors concerning these documents, as well as other errors occurring before, during and after the hearings. As set out at length in the Board orders deciding the interlocutory appeals filed by Cogentrix concerning these documents and the Cogentrix claims based on these documents, the Board had agreed to review the initial issue, that is, whether the documents were in fact so competitively sensitive that as a competitor Cogentrix should not be allowed to have access to them. The scheduled evidentiary hearings in the case had already taken place by the time the interlocutory motion reached the Board agenda. On January 4, 2002, before the Board meeting at which the matter was scheduled for decision, counsel for Cogentrix wrote to the Board stating that his client had agreed that, if the Board permitted review of the documents by counsel, Cogentrix would agree that the documents should be treated as if they were highly sensitive, to be reviewed by counsel, but not disclosed to the Company. The Board accepted this arrangement and Counsel was permitted to review the documents and to file a supplemental brief based on the information they contained. Following filing of the supplemental brief, counsel for Cogentrix filed a number of motions with the ALJ based on information purportedly gleaned from these documents. Upon interlocutory review by the Board the denial of these motions was affirmed, but on May 15, 2002 the Board, having reviewed the proceedings subsequent to its January 9, 2002 decision, permitted a second review of the documents by counsel for Cogentrix, so that the documents he relied on could be designated and included in the record as Cogentrix exhibits. The Board's review of the procedures followed discloses that Cogentrix was given the opportunity to seek reconsideration by ALJ Sukovich of ALJ McAfoos' earlier decision to limit discovery of these documents to two of the parties, and that the Board agreed to afford interlocutory review of ALJ Sukovich's decision and her subsequent decisions. Thus, whatever irregularity may have occurred in the early decision to limit access to the documents to only two of the parties without a notice to the other parties, Cogentrix was given a full and fair hearing every step of the way subsequently. The "confidential" documents selected by Cogentrix are, in fact, in the record as Cogentrix exhibits. Although a page-by- page, line-by-line determination of whether or to what degree they are entitled to protection as highly confidential was never accomplished, such is not, at this stage of the proceeding, necessary, since they are available for review by this Board or in any subsequent proceeding as are other materials that were, by agreement of the parties, treated as confidential.

In other claimed instances of "procedural errors", Cogentrix objects to not having been given notice of a prehearing conference when in fact the conference took place before Cogentrix moved to intervene as a party. As for the alleged failure to issue a prehearing order compliant in all respects with N.J.A.C.1:1-13.2, N.J.A.C. 1:1-9.1(d) clearly makes a pre-hearing conference optional, and by implication, to be adjusted, if held, to the what is "necessary to foster an efficient and expeditious proceeding." See, also, N.J.A.C. 1:1-1.3. Allegations of repeated failures to include Cogentrix in notices of pending motions or hearings or to serve copies of filings once Cogentrix had been given full party status do raise Board concerns, but it is evident that these omissions were corrected, and, with the exception of the September 25, 2001 telephone conference, Cogentrix participated fully in all proceedings.

With respect to the claim that the ALJ should not have denied the Cogentrix mid-hearing motion to depose and question a Conectiv employee about matters testified to by the parties' experts, it is evident that the ALJ's decision was within her discretion as trier of fact and entirely consistent with her obligation to dispose of the case promptly, efficiently and fairly. With respect to the other allegations of unfairness following the hearings, upon a review of the record, it is evident that counsel for Cogentrix was given a full opportunity to present his claims concerning the confidential documents in motions to the ALJ and to the Board. The documents are now part of the record in this matter and will be given whatever weight they deserve in evaluation of the whole extensive record of this case.

Cogentrix's exceptions II and III and IV may be summarized fairly as the claim that without a full line-by-line discussion of the contents of the "confidential documents" and of all possible inferences that may be drawn from them, the record in this case is not complete and it is not possible to evaluate the impact of the merger on competition, nor, as asserted in exception IV, to provide remedies against possible future harmful impacts on competition. On the contrary, as set out in the Initial Decision, full and fair evaluation of these documents adds little or nothing to this case. There is and was nothing "secret" about the Cogentrix plans to build a number of these facilities, plans that were in existence well before the merger was considered, and nothing in the documents produced bespeaks a "secret plan" to unlawfully or unfairly inhibit competition in the wholesale generation market. The Board's review of the documents at issue discloses that that they chronicle, over a period of approximately 30 months, the discussions and decisions of the corporate Board of Directors with outlines of presentations made to the Board by management and consultants. As set out in public announcements, also in the record, Conectiv planned to build a number of mid-merit facilities. There is nothing inappropriate or sinister, as Cogentrix states or implies, in a corporate intent, upon launching such substantial capital investments in new facilities to intend that the investment will yield profits, and to employ consultants to assess and explore the various aspects of and issues in the wholesale electric generation market.

Exceptions V and VI concern paragraphs 35 and 36 which do no more than recognize the ability of the Board, as a matter of law, to insulate ratepayers from merger effects, and to ask the Board to confirm to the SEC that the Board will continue to have that authority after the merger.

Exception No. VI is based on the entirely unsupported assumption that a market simulation study is a necessary element of the proof to be adduced in support of a claim that there will be no competitive harm resulting from the acquisition of Atlantic by Petitioners. As the ALJ stated (at page 9) the Petitioners must demonstrate this by a preponderance of the credible evidence and there is no precedent for requiring that a market simulation study be a part of that evidence, nor is it a "shifting" of the burden of proof, to suggest that a party opposing a merger may, if the party deems it useful to oppose the evidence adduced by the Petitioners, produce its own market simulation as part of its case.

Impact on Competition

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on competition..." In the instant matter, an assessment of such an impact on competition would involve an estimation of the degree of anti-competitive "market power" achievable by the merged Conectiv and Pepco companies in New Jersey. In reviewing this issue, the Board is guided by N.J.S.A. 48:3-59(a), which states in part:

          ...the board may require that an electric public utility either...

          (2) [d]ivest to an unaffiliated company all or a portion of its electric generation assets and operations, upon a finding by the board, that such divestiture is necessary because the concentration or location of electric generation facilities under the electric public utility's ownership or control enable it to exercise market control that adversely affects the formation of a competitive electricity generation market and adversely affects retail electric supply customers by enabling the electric public utility or its related competitive business segment to gain an unfair competitive advantage or otherwise charge non-competitive prices.

Thus, in evaluating the Stipulation for this merger between Conectiv and Pepco, the Board must evaluate whether the Stipulation will allow an efficient and fully competitive electric power market that sufficiently protects against PHI's influence over market prices for power.

Pepco has sold all but 806 MW of its generation capacity in PJM to unaffiliated purchasers. (P-32 at 3) This represents less than 1.5% of PJM's 2002 forecasted capacity. Id at 59. The two plants that Pepco continues to own have been transferred to an unregulated subsidiary and are operated and maintained by an unaffiliated company. (P-32 at 3)

Conectiv, on the other hand, does not plan to exit the generation business, but has decided to refocus its operations. (P-32 at 4) Thus, Conectiv plans to divest its base load generation resources and will instead concentrate on developing additional "mid-merit" generation capacity as part of its unregulated power generation business./5 (P-32 at 4) Conectiv plans to retain some capacity and has transferred 1,974 MW to unregulated affiliates. (P-32 at 4) This capacity consists of combined cycle and combustion turbine units. (P-32 at 4) Conectiv refers to these units as mid-merit generation resources and has adopted a business strategy centered on these units (P-32 at 4). This so-called mid-merit market is primarily composed of combined cycle power plants that can come on line quickly and produce electricity when demand is high, then turn off quickly when demand drops. The majority of combined cycle power plants utilize natural gas based on both cost and environmental considerations, but can utilize light distillate fuels (#2 oil, kerosene and/or jet fuel). Combined cycle plants have fixed non-fuel operating and maintenance costs that are less than base load units. Conectiv believes that concentrating on such flexible power plants may give it a competitive advantage in this segment of the wholesale power market.

As noted in the Initial Decision, Conectiv made these decisions prior to the merger, Id. at 57 and 59. One intervener, Cogentrix, has asserted that approval of the merger would pose a substantial threat to competition in the wholesale energy market as a result of this strategy. During the course of the case at the OAL, Cogentrix attempted to demonstrate via discovery, cross-examination, briefs and numerous motions to the ALJ and the Board that the Joint Petitioners would harm competition if they were allowed to implement their mid-merit generation plan. The alleged exercise of market power would result in higher prices and thereby ratepayers, according to Cogentrix, would be adversely affected by the approval of the proposed merger. Cogentrix presented no witnesses to support these allegations.

Other market participants have not raised the issue of market power by Conectiv; the Department of Justice, FERC and the Market Monitoring Unit of PJM have not shown concern. Conectiv's small size relative other companies such as PSEG Power or Exelon makes exercise of market power by Conectiv to increase prices highly improbable. In fact, recent capacity additions have caused a reduction in electricity prices. Cogentrix never argued or established that these alleged impacts on competition would have a deleterious effect on Cogentrix, nor did Cogentrix provide any recommended conditions that would remedy the alleged harm. In contrast, the Ratepayer Advocate, which represents consumer interests, is satisfied with the settlement. IEPNJ, which represents co -generators and wholesale power companies, is satisfied with the settlement. It should be noted that all parties to the stipulation secured provisions to assure their concerns were addressed.

------------------
5 With respect to the capacity it planned to divest and sell to non-affiliated companies, Conectiv's filed testimony stated that it had sold some 331 MW of capacity and was in the process of selling an additional 2,202 MW. (P-32 at 4) The Board has been informed that during the pendency of the proceeding, an additional 1,464 was sold and currently Joint Petitioners are in the process of selling the remaining 740 MW.

The Board has carefully evaluated the arguments of Cogentrix on these issues and the extensive discussions in the Initial Decision (pp 55-78) and concurs with the ALJ that approval of the merger will not adversely affect competition and therefore meets the standard of review of "no harm." The Board notes that between the PJM's Market Monitoring Unit and FERC's oversight and regulation of wholesale energy markets, the potential for the undetected exercise of market power by PHI is speculative and much less likely in a pricing environment that becomes more transparent with the improving market design initiatives undertaken by both FERC and PJM.

As noted above, Conectiv's mid-merit generation has been transferred to an unregulated affiliate. The Stipulation (Attachment A, Paragrahs1 through 15) agrees to certain specific comprehensive standards and procedures applicable to transactions and communications between Conectiv and its unregulated generation and marketing affiliates. These standards and procedures are intended to supplement the Board's Affiliate Relations Standards (N.J.A.C. 14:4-5), and prevent the possibility of any unfair competitive advantage that could occur as a result of the merger. Under the standards of conduct outlined in the Stipulation, Conectiv, among other requirements, will transact business with its generation and marketing affiliates in the same manner as it transacts business with unaffiliated competitive generators and marketers and provide no preference to such affiliates. Moreover, competitive information will be provided to the affiliates contemporaneously with unaffiliated entities. Notwithstanding this high level of confidence, the Board will continue to cooperate with all regulatory agencies with market oversight responsibilities and act aggressively on documented claims of exertion of market power as required by both New Jersey statutes and as agreed to in the Stipulation of Settlement in the case.

The Board FINDS that the Stipulation of Settlement sufficiently addresses and resolves the concerns discussed above regarding the impact of the merger on competition. Therefore, the Board FURTHER FINDS that the provisions identified in the Stipulation meet the no harm standard with regard to the proposed merger's impact on competition. The Board notes that N.J.A.C. 14:4-5.7 requires the annual filing of a compliance plan demonstrating that adequate procedures are in place to ensure compliance with the affiliate relations standards. Petitioners have agreed that they will maintain strict adherence to the Stipulation's standards of conduct, the Affiliate Relations Standards and all applicable statutes, rules, regulations and Board Orders to ensure arms length transactions for the procurement of power by Pepco on behalf of Atlantic. In connection with the codified filing requirement, the Board DIRECTS PHI, Conectiv and Atlantic to: 1) file with the Board, no later than six months from the date of this Order, a comprehensive compliance plan that addresses the requirements of both the Stipulation's standards of conduct and the Affiliate Relations Standards; and 2) provide a copy of the comprehensive plan to the Ratepayer Advocate.

In preparing a comprehensive compliance plan that addresses both the codified Affiliate Relations Standards and the additional standards of conduct developed in the Stipulation, Pepco and Atlantic shall highlight those areas of the comprehensive compliance plan that are relevant to the standards of conduct discussed in the Stipulation. Moreover, the comprehensive compliance plan shall demonstrate that there are adequate procedures in place to ensure compliance with the Stipulation's standards of conduct. The comprehensive compliance plan shall contain an accurate list of all affiliates of Pepco and Atlantic, including the business name and address, name and business telephone number of at least one officer of each affiliate and a brief description of the business of each affiliate. This is consistent with the requirements identified in
Section 7 of the Board's Affiliate Relations Standards. (N.J.A.C. 14:4-5.1 et seq.). Periodic audits are performed to determine compliance with the Affiliate Relations Standards.

Verification of compliance with this Order and the provisions in the Stipulation shall also be included in the periodic audits performed as part of the Affiliate Relations Standards.

The Board HEREBY FINDS that the standards contained in N.J.S.A. 48:2-51.1 with respect to impact on competition have been satisfied subject to the conditions as enumerated in the Stipulation of Settlement, which the Board hereby incorporates into this Order. In matters related to the proposed merger's impact on competition, the Board ORDERS Joint Petitioners to COMPLY with the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the Stipulation:

1. Atlantic City Electric Company ("Atlantic") shall transact business with PHI's generation and marketing affiliates in the same manner as Atlantic transacts business with unaffiliated competitive generators and marketers, shall provide no preferences to such affiliates and shall provide no competitive information to such affiliates that is not provided on the same basis and contemporaneously to such unaffiliated entities. Not withstanding the above, it is understood and agreed that PHI's service corporation, generation and trading affiliates will provide Atlantic with research and analyses concerning energy markets and pricing, energy risk management support and related services which research and analyses shall not promote PHI's generation business or trading operations. In procuring power for Atlantic's New Jersey Basic Generation Service ("BGS"), (i) Atlantic and PHI shall only use designated individuals who are not purchasing or selling power, natural gas or financial instruments for their competitive affiliates, and who are employees of an organization which is separate from PHI generation or trading affiliates, which may be Atlantic, in which employees or their managers receive no compensation as the result of sales of power achieved by PHI generation or trading affiliates, except incentives provided through overall corporate goals and not directly through sale of power except as they affect earnings per share or similar measures; (ii) that employees who purchase power for Atlantic BGS shall operate in an area that is physically distinct from the wholesale trading function (i.e., separated by floor, wing or other building); and (iii) such purchases will be made specifically on behalf of Atlantic which will have its own identified supply portfolio. Additionally, Atlantic's utility load forecasting shall be performed by employees of the utility or the service company independent and separate from the trading function. Finally, Atlantic shall not, directly or indirectly, convey any preference regarding the purchase of energy for Atlantic's New Jersey BGS to its competitive affiliates through the merged entity's service corporation, or through Pepco or PHI.

2. PHI shall operate its generation, marketing and trading functions distinct from Atlantic's transmission and distribution business as separate corporate entities with separate cost accounting, separate operating staffs below senior officer level, and locations for operating personnel that are physically separated by address, floor, or wing of building, with appropriate protections in the computer system to give effect to this separation. However, individuals performing general corporate functions through PHI's service company such as legal, regulatory, accounting, treasury, insurance, tax, and other administrative functions (including, but not limited to, human resources, building maintenance, vehicle and janitorial services) may provide such services to Atlantic and to entities performing generation, marketing and trading functions, so long as such individuals properly assign their time and costs to the proper entity and otherwise comply with requirements for non-disclosure of information as contained herein subject to the provisions of paragraph 15 below.

3. Any transfer by Atlantic of competitive information from Atlantic to any generation, marketing or trading affiliate of PHI shall be contemporaneously made available to non-affiliated generators/suppliers, including competitive information regarding viable locations for development of generation projects, the status of internal policies on transmission and distribution issues, data and analysis of customer growth and new customers, customer transfers to other electric power suppliers, natural gas intra and inter-state pipeline issues and natural gas supply issues. Such dissemination shall be made via a public posting on a nondiscriminatory basis.

4. Atlantic shall provide no preference to PHI generation functions in the evaluation of and contracting for transmission interconnection construction and services or any other utility service.

5. Atlantic shall provide no competitive information to generation affiliates of PHI related to operations, output or expansion of any non-utility generation. PHI shall assure that its energy trading groups do not receive competitively sensitive information from Atlantic regarding non-utility generators through the measures identified in numbered paragraph one above.

6. Atlantic shall implement standards and procedures consistent with the terms of this Stipulation and also consistent with Board policies, standards and regulations, to prevent preferences and improper flow of information between Atlantic and PHI, including PHI's service corporations and its generation or marketing affiliates. These principles and procedures shall also be embedded in employee operating procedures and other appropriate documents, copies of which shall be provided to the Board within six months of the merger closing. Periodic compliance training of employees shall be conducted so that employees are fully informed of the commitments herein and the associated restrictions on their activities as employees.

7. Atlantic shall procure its net power supply requirements for its New Jersey BGS customers in a manner that provides no preference to PHI or other affiliated sources of generation, to any generation addition (expansions or new generation) which PHI affiliates may be planning, to PHI's trading group, or its retail marketing group(s).

8. Atlantic shall provide concurrent notice to Signatory Parties to this proceeding of the filing with the Federal Energy Regulatory Commission of any power purchase agreements (or agreement renewals) between PHI generation or trading affiliates and Atlantic for New Jersey power sales of longer than 90 days. The Signatory Parties reserve the right to argue that said purchases are subject to Board review.

9. The provisions of this Stipulation shall apply to any successor companies to PHI or affiliates of PHI in the same or similar business activities involving Atlantic.

10. The provisions of this Stipulation related to preventing subsidy, improper transfer of information or preference to PHI's competitive affiliates by Atlantic shall also apply so as to prevent PHI's service corporation, or any other affiliate acting on behalf of Atlantic, from acting as the intermediary for any such subsidy, improper transfer of information or preference.

11. Atlantic, PHI and its generation and trading affiliates are not precluded from taking any steps necessary in a time of Emergency. Emergency means (i) an abnormal system condition requiring manual or automatic action to maintain system frequency, or to prevent loss of firm load, equipment damage, or tripping of system elements that could adversely affect the reliability of an electric system or the safety of persons or property; or
     (ii) a fuel shortage requiring departure from normal operating procedures in order to minimize the use of such scarce fuel; or (iii) a condition that requires implementation of emergency procedures as defined in the PJM Manuals. Any such emergency situation shall be reported pursuant to the Atlantic City Electric FERC-approved standards of conduct, pursuant to 18 C.F.R.ss.37.4.

12. Disputes concerning alleged violations of these provisions shall be submitted for resolution to the Board, which has jurisdiction over the terms of the Stipulation and which shall have authority to take such action as it deems appropriate, consistent with applicable law.

13. Atlantic shall not petition for any alteration of these provisions for four years from the date of the BPU's issuance of a final Order in this proceeding. After the four year period, Atlantic shall provide Signatory Parties of this Stipulation with 90-days advance notice of its intent to file a petition with the BPU seeking such changes and engage in good faith discussions related to the proposed changes with any Signatory Party so requesting. Atlantic shall have the burden of proof to demonstrate that a change or changes in law, regulations or circumstances has occurred such that continued enforcement of these provisions is unduly burdensome or unreasonable, and that amendment or termination of these provisions will not harm the development of a competitive energy market. Unless altered by the Board in an interim order, the provisions set forth in paragraphs 1-13 shall remain in effect during the pendency of any Board proceeding seeking alteration of these conditions.

14. Atlantic shall honor existing contracts with non-affiliated, non-utility generators including future modifications that may be approved by the New Jersey Board of Public Utilities.

15. PHI filed an application for approval of a service company agreement and related cost allocations with the U.S. Securities and Exchange Commission ("SEC") on January 9, 2002. Pursuant to N.J.S.A. 48:3-7.1, Atlantic shall provide the Board and Signatory Parties with a copy of that SEC filing, and petition the Board for approval of a new service company agreement to be applicable for ratemaking purposes. Upon closing of the merger, Atlantic shall use the existing service agreement pending Board approval of a new service company agreement.

Impact on Rates

Under the EDECA and the Board's Final Decision and Order I/M/O Atlantic City Electric Company - Rate Unbundling, Stranded Cost and Restructuring Filings (BPU Docket Nos. EO97070455, EO97070456 and EO97070457, dated March 30, 2001) (ACE
Final Decision and Order), ACE's rates were to be reduced by 3.2 percent on August 1, 2002. The merger does not affect the implementation of these scheduled rate reductions noted in the Final Decision and Order. The Final Decision and Order also directed ACE to make a filing, no later than August 1, 2002 as to the proposed level of all unbundled rate components beginning August 1, 2003, so that the Board can consider this matter prior to the end of the transition period./6 Pursuant to statute and applicable orders, ACE and other regulated New Jersey utilities have continued to charge customers rates consistent with both EDECA and each individual company's restructuring order. Each utility has booked all energy costs that exceed approved rates into a deferred account for disposition and recovery of eligible expenses through a charge to be included in post-transition period regulated rates to be effective August 1, 2003.

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on ... the rates of ratepayers affected by the acquisition of control." The Board has carefully examined the record developed in this case, including all motions, all written testimony given to the Board and the OAL, all case exhibits, all briefs and comments and the Stipulation of Settlement and its Attachments and Exhibits. In determining whether the proposed merger is in the public interest, a primary concern of this Board is how the proposed merger will impact ACE ratepayers. In evaluating whether a merger will harm ratepayers, the Board tries to determine whether the merger is likely to produce merger-related savings that are expected to exceed the company's cost of achieving those savings. The Board, consistent with long-standing Board policy, requires shareholders to shoulder the burden of merger transaction costs so that none are passed on to ratepayers. The position that shareholders absorb merger transaction costs represents part of the Board's commitment to balancing interests since it is the shareholders who receive the benefit of any increased share value resulting from the merger and who also share in merger savings.

Board Staff and the Ratepayer Advocate worked with the Joint Petitioners in this proceeding to ensure that the negotiated settlement proposal addressed issues related to sharing of merger savings. Common concerns were that: the parties be able to arrive at a reasonable estimate of potential synergy savings associated with the merger; those savings be allocated among Conectiv/Pepco companies and then between ratepayers and shareholders in a fair and equitable manner that ensures that New Jersey ratepayers receive a reasonable share; and the agreement define an appropriate method of effectively returning those savings to ratepayers.

This approach is generally consistent with this Board's decision in I/M/O Atlantic City Electric Company and Conectiv, Inc. for Approval of a Change in Ownership and Control (BPU Docket No. EM97020103, Order dated January 7, 1998), in which the Board adopted an ALJ finding that 75 percent of merger savings attributable to Atlantic City Electric be allocated to the utility's ratepayers. In this case, the merger between Conectiv, Pepco and PHI is expected to incur approximately $45.8 million of transaction costs and create $543.1 million of goodwill. Moreover, it is expected to result in a combined company that is the largest electric delivery organization in the Mid-Atlantic region, in terms of megawatt load and kilowatt-hour sales. However, despite the magnitude of this transaction, the Joint Petitioners have not developed plans for the integration of corporate level functions. The Joint Petitioners asserted that this was done to avoid considerable financial expense and management distractions until the transaction was close to consummation. Moreover, the Joint Petitioners have planned to operate Conectiv and Pepco independently using existing systems and organizations, but recognized that the delay will allow time for management to consider integration plans thoughtfully and balance potential operating savings against transition costs. Thus, as part of the initial filing, the Joint Petitioners offered no estimated quantification of the dollar value for

------------------
6 At the agenda meeting of June 26, 2002, the Board directed each of the four electric utilities to file their deferral balance cases no later than August 30, 2002. [I/M/O the Petition of Public Service Electric and Gas Co. for Approval of Changes in its Tariff for Electric Service, Depreciation Rates, and for Other Relief. BPU Docket No. ER02050303.]

merger synergy savings since it is their intent, at this time, to maintain separate companies. The Joint Petitioners did, however, attempt several months after the initial filing date to quantify merger synergy savings and provided a limited preliminary confidential five-year estimate of post merger savings. According to the Staff's initial brief, none of the savings identified were derived from operating areas and the study clearly represented a very preliminary review of the synergy savings resulting from the two companies.

After lengthy negotiations among the Joint Petitioners, the Ratepayer Advocate and Board Staff, a Stipulation was reached which provides in part that in order to provide definitive benefits to customers, ACE agreed to reduce its Deferred Balance by $30.5 million of such past deferred generation-related costs upon the closing of the merger and that ACE would write-off such amount effective as of the closing of the merger. It was further agreed that the Joint Petitioners would provide the Board's Divisions of Audits and Energy with the proposed form of appropriate journal entries within 30 days of the closing of the merger. This approach to sharing merger synergy savings enables ACE to reduce deferred costs that would otherwise be eligible for rate recovery in the post-transition period so that ACE ratepayers will not bear as great a burden in new 2003 rates to cover eligible deferred costs as they would have absent the merger. Further, ratepayers may benefit from the effect of any potential additional savings that would implicitly be reflected in future cost-of-service studies beyond the $30.5 million. The Board notes that the use of this proxy method for delivering a share of the merger savings to New Jersey ratepayers does not constitute any determination of the manner and timeframe of recovery of the deferred balance, which will be litigated in Atlantic's upcoming deferral and rate cases.

In addition to reducing its deferred balance by $30.5 million, ACE agrees not to seek recovery in future rates of New Jersey's portion of: merger transaction costs; the merger acquisition premium paid by Pepco; the cost of any termination or severances that occur within a 24 month period following the closing of the merger, including merger-related severances or terminations that are agreed to by Atlantic, Pepco or PHI within the 24 month period that becomes effective only after the close of the merger.

After carefully examining the record developed in this case, including all motions, all written and oral testimony given to the Board and the OAL, all case exhibits, all briefs and comments and the Stipulation of Settlement and its Attachments and Exhibits, the Board is satisfied that the Stipulation of Settlement will not result in any harm to the rates of ratepayers and that in fact, the merger will help defray the level of current deferred costs. The Board FINDS that the Stipulation of Settlement represents a fair and reasonable assessment of the potential savings resulting from the merger to the benefit of ratepayers and protects against charging ACE's ratepayers for merger related costs. The Board HEREBY APPROVES the following conditions set forth in the Stipulation of Settlement numbered to correspond to the subject paragraphs in the Stipulation Attachment.

16. Non-recovery of Certain Costs: Atlantic shall not seek recovery in future rates of New Jersey's portion of: (1) merger transaction costs (as estimated and set forth below and as shown on page 33 of Form U-1 (dated July 20, 2001) on file with the SEC); (2) the merger acquisition premium paid by Pepco; (3) the cost of any termination or severances that occur within a 24 month period following the closing of the merger, including merger-related severances or terminations that are agreed to by Atlantic, Pepco or PHI within the 24 month period that becomes effective only after the close of the merger.

18. Deferred Balance: Pursuant to the Board's Final Restructuring Order in Docket No. EO97070455 et seq., Atlantic is maintaining a Deferred Balance for inter alia, certain generation-related costs. In order to provide definitive benefits to customers, Atlantic shall reduce its Deferred Balance by $30.5 million of such past deferred generation-related costs upon the closing of the merger. Atlantic shall write-off such amount effective as of the closing of the merger, and the Joint Petitioners shall provide the Board's Divisions of Audits and Energy with the proposed form of appropriate journal entries within 30 days of the closing of the merger. These journal entries and subsequent accounting treatment are subject to Board approval. If the merger is not consummated for any reason, then no adjustment to the deferred balance as set forth above shall be made.

19. Transaction Costs: With respect to merger-related transition costs other than termination and severance costs, Atlantic notes that defining the categories of costs precisely at this point in time is difficult. It will be presumed as part of this settlement that costs incurred more than 24 months after closing of the merger are not merger-related. The Signatory Parties, however, may challenge the presumption and inclusion in rates of such costs in subsequent rate proceedings. In future rate cases, Atlantic shall have the burden of proof that its rates are just and reasonable and reflect expenses that are properly includable in its revenue requirement computations.

     Petitioners shall prepare and maintain an itemized breakdown of the various merger transaction costs on a sub-account or transaction basis with supporting detail. Post-merger PHI shall provide copies and/or make available for inspection by the Board and its Staff, the original accounting books and record(s) of any or all of the aforementioned costs. Copies of the transaction cost summaries shall be completed and provided to the Board and its Staff no later than one year following the date of the closing of the Merger. The estimated merger transaction costs, as filed with the SEC in Form U-1 (dated July 20, 2001), are as follows:

             Commission registration fees                           $    959,650
             Financial advisors' fees (PHI)                         $  9,100,000
             Financial advisors' fees (Conectiv)                    $ 19,800,000
                  Accountant fees                                   $    600,000
                  Legal fees                                        $  7,000,000
             Stockholder communication and
                   Proxy solicitation expenses                      $  4,336,919

             Miscellaneous                                          $  4,000,000
                                    Total                           $ 45,796,569

20. Capital Structure: Petitioners recognize the authority of the Board to determine appropriate capital costs and capital structures when setting utility rates for Atlantic. Atlantic shall file, in all future base rate cases, information sufficient for parties to use two alternative capital structures. One of the alternatives will be the use of a consolidated capital structure based on the capital structure that is maintained by PHI (the holding company). The second alternative will be a stand-alone Atlantic capital structure. The parties to future base rate cases shall be free to argue for the benefits of using either capital structure for ratemaking purposes or another alternative.

Joint Petitioners also agreed pursuant to paragraph 17 of the Stipulation Attachment to recommend that the Board modify its earlier decision on the timing of Atlantic's base rate filing, where the Board directed that the base rate petition be filed no later than August 1, 2002, and order that the base rate proceeding not be initiated until October 2003. The Board has determined that it will not at this time adopt the paragraph 17 recommendation to change the date for filing ACE's base rate proceeding, but has directed Board Staff to meet with the signatories to the Joint Stipulation and other parties to further discuss the question of the appropriate timing of the base rate proceeding.

Administrative Matters

The Board is aware that, as a result of this merger, Atlantic will be part of a much larger and more complex corporate entity. Therefore, it is imperative that the merged entity comply with all pertinent Board orders, statutes, codes and regulations and understand the Board's interest and authority regarding financial and management operations oversight as they relate to the provision of safe, adequate and proper service at reasonable rates to New Jersey ratepayers.

Continued access to information is key to the Board's ability to monitor post-merger compliance with all pre-existing regulatory requirements and with the stipulated terms of settlement discussed herein. It is possible that Joint Petitioners may want to move Atlantic's books and records from their current Board-approved location in Wilmington, Delaware to another location to be determined by PHI's post-merger consolidation or reorganization efforts. Such an action would have both procedural and functional implications affecting the Board's oversight of Atlantic. Any such proposed movement of books and records could also require additional covenants to address both the direct and indirect effects of the consolidation of the affairs of Pepco and Conectiv. If Joint Petitioners desire to move Atlantic's accounting records from Wilmington, Delaware, they first shall obtain Board approval. Any such request shall include commitments as to access to the records, etc., that currently apply to the records in Wilmington as articulated by the Board in its January 7, 1998 Order in BPU Docket No. EM97020103.

The Board also has a substantial interest in the level of Atlantic's deferred balance going forward. The Board will need to continue to have access on demand to timely and accurate data as to the amount and level of growth of the deferred balance post-merger. Finally, appropriate tracking and reporting of merger cost data is necessary to ensure that no transaction costs are inappropriately passed through to ratepayers. During the proceeding, Joint Petitioners did not specify whether merger costs would be expensed in the year of approval or amortized over several periods. If such costs are amortized, the Board must ensure that no transaction-related costs are incorporated into Atlantic's post-merger rate structure. In either instance, a thorough examination of merger and merger-related costs is imperative to the execution of the Board's ratemaking and oversight responsibilities. The Board therefore ORDERS Joint Petitioners to provide the Board's Audit Staff with all required information on a timely basis going forward and FURTHER ORDERS that all books and records be maintained in accordance with the Board-approved Uniform System of Accounts or as otherwise prescribed by the Board. The Board finds that the provisions of the Joint Stipulation provide an appropriate basis for providing needed information to the Board and therefore the Board ORDERS Joint Petitioners to COMPLY with the following as enumerated in Attachment A of the Stipulation of Settlement:

21. Books & Records: Pursuant to statute, if PHI and Atlantic desire to move Atlantic's accounting records from Wilmington, DE, they shall obtain Board approval. Any such request shall include commitments as to access to the records that currently apply to the books and records as specified herein or as the Board deems necessary. PHI agrees that Atlantic shall maintain its books and records in accordance with the Board-approved Uniform System of Accounts or as otherwise prescribed by law or regulation. In addition:
          a. Post merger Atlantic shall provide and/or make ready for review by the Board and its Staff any or all of its original accounting books and records, upon request and subject to any appropriate confidentiality protections, within twenty (20) working days unless otherwise specified by the Board.
          b. Post-merger PHI shall make its books and records available to the Board and its Staff to the extent that they pertain to the operations of Atlantic.
          c. Post-merger PHI shall provide computer access and/or the printed results of all activities related to operations of Atlantic under appropriate confidentiality protections.
          d. Post-merger PHI shall either provide any or all of the original books and records of Atlantic as maintained in the ordinary course of business and the records of PHI related to Atlantic's operation at Atlantic's New Jersey offices, or pay all travel and travel related expenses incurred by the Board or its Staff in the performance of their regulatory responsibilities.
          e. Atlantic shall notify the Board of any material change in the administration, management or condition of the books and records and related documentation of Atlantic, which notice shall be sent to the Board Secretary and Directors of the Board Divisions of Energy and Audits within ten days of the event.
          f. Petitioners acknowledge N.J.S.A. 48:2-l6.4 et seq. and shall allow the Board's Staff to conduct various focused audits, management audits or reviews of Atlantic or PHI or any of its subsidiaries (with respect to PHI's or such subsidiary's transactions with Atlantic) as part of the Board's continuing monitoring of Atlantic commencing no sooner than one year after the Board's Order approving the Merger, and subject to any appropriate confidentiality protections.
          g. Petitioners shall file a report with the Board fully describing the post-merger corporate structure and various corporate relationships in sufficient detail to allow the Board's Division of Audits Staff to effectively monitor all affiliate relationships that include Atlantic as a party. The books, records and supporting details of the affiliate transactions shall be made available to the Board's Staff upon request under appropriate confidentiality protections. In addition, the Petitioners shall perform a comparative analysis of the affiliate relations standards applicable to PHI, Conectiv and Atlantic in New Jersey, Delaware, Maryland, Virginia and the District of Columbia and the methods by which PHI, Conectiv and Atlantic are complying with these varying standards, the results of which shall be filed with the Board within six (6) months following the closing of the merger.
          h.   Atlantic's deferred balance shall be audited annually.
          i. Upon request, Atlantic shall make available to the Board's Division of Audits, for review in Atlantic's offices, copies of all internal Atlantic audits and internal audits of Atlantic's affiliates pertaining to transactions with Atlantic, subject to appropriate confidentiality protections.
          j. Subject to execution, where appropriate, of acceptable confidentiality agreements, copies of the U.S. federal income tax returns of PHI, Conectiv


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


               and Atlantic or any other entity consolidated with any of these companies for the purposes of federal income taxes shall be made available, at the location where such copies are normally maintained by such companies, to the Ratepayer Advocate and the Board's Staff to the extent that the Board determines that the information contained therein is necessary to resolve any regulatory or financial issues impacting Atlantic. The terms and conditions of subsection d above shall apply in this instance. This provision shall not impair the rights of any of the Signatory Parties in any other proceeding.

Impact on Employees and on Safe, Adequate and Reliable Service

N.J.S.A. 48:2-51.1 requires that "in considering a request for approval of an acquisition of control, the [B]oard shall evaluate the impact of the acquisition on ... the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates." In reviewing the entire record and Stipulation in this proceeding, the Board has sought evidence that the change in control will not have an adverse impact on jobs in New Jersey or the employees of Atlantic.

As a result of "the July 1999 heat storm" and the Board's investigations of the extensive electric outages at that time, the Board hired Stone & Webster (S&W), an engineering firm, to investigate the reliability of ACE, as well as three other New Jersey utilities. S&W conducted a reliability audit and developed specific reliability recommendations, which were adopted by the Board. The Board also conducted a "follow-up investigation" to examine whether ACE and the other utilities were complying with the adopted recommendations and found that ACE was in compliance.

As part of the proposed merger, petitioners initially proposed seven service level guarantees (SLGs), applicable to ACE, as a demonstration of "good faith" that they intend to continue to make service levels and reliability a priority. The proposed guarantees were divided into two categories- customer service and reliability guarantees. They were designed to enhance existing performance levels or prevent "deterioration" to unacceptable levels.

Petitioners proposed five service guarantees, pertaining to (1) appointments,
(2) new connections, (3) residential billing accuracy, (4) call service center levels and (5) call abandonment. Petitioners also proposed two guarantees to further improve reliability, pertaining to. (1) restoration of customer service after an outage and (2) individual circuit performance.

The proposed reliability guarantee regarding restoration of service provided that if a metered customer lost electric service, power would be restored as soon as possible, but no later than 24 hours after it was lost. If such were not accomplished, the customer's account would be credited $50.00. The outage restoration guarantee would not apply to unmetered electric services, during major events or during periods of labor disruption or their events beyond a company's control, where a restoration could not be completed for safety reasons, for scheduled interruptions, or if a customer refuses access to his/her property.

The proposed guarantees, consistent with N.J.A.C. 14:5-7.2, defined a "major event" as a "sustained interruption" of service resulting from conditions beyond an electric distribution company's (EDC) control, including, for example, thunderstorms, tornadoes, hurricanes, heat waves, snow and ice storms, affecting at least 10% of the customers in an operating area, generally, as well as an unscheduled interruption of electric service resulting from action taken by an EDC under the direction of an Independent System Operator (ISO) to prevent an uncontrolled or cascading interruption of electric service, or to maintain the adequacy of the electric system, including emergency load control and emergency switching and energy conservation procedures, affecting one or more customers, and a state of emergency or disaster declared by government. The quarterly reports [Attachment A, provision 25 (b)] would include a summary of performance against each guarantee and the payments made, a summary of any corrective action plan submitted, and their progress, an update on the implementation of the programs and any modifications made, and the names and addresses of individuals to whom inquiries should be made. (ID at 32.)

Regarding individual circuit performance, petitioners proposed that, annually, a statewide list of all circuits, "ranked by safety" be created by each of the companies. No circuits would be ranked in the bottom two percent of the list for more than two years in a row. If guarantee levels were not met, a "corrective action plan" would be filed with the appropriate regulatory agency, including an explanation of why a particular circuit remained on the list for more than two years, how the problem would be addressed and a schedule for action. Progress of the corrective action plan will be reported in the annual report. This proposed SLG has been withdrawn and is not a part of the Stipulation as a more stringent provision on the individual circuit performance already exists in the Board's Interim Electric Distribution Service Reliability Quality Standards set forth at N.J.A.C 14:5-7.

The signatory parties agree that for purposes of all calculations in the "Service Quality Section" of the Stipulation, "major storm or other major storm or other major weather related events" will be excluded from the targets and average annual calculations. ACE acknowledges that it will remain subject to all Board rules, regulations, and requirements with respect to customer service and reliability. Post-merger, Petitioners will continue their program in compliance with Board outage and reliability investigation Orders in Docket Nos. EA99070484, EA99070483 and EX99100763. Such requirements include, but are not limited to, requirements in the Board's interim electric distribution service reliability quality standards, N.J.A.C. 14:5-7. Petitioners have agreed to commit their resources and workforce to directly and quickly address ACE's storm restoration problem areas on a priority basis over non-PHI companies.

The BPU adopted interim electric distribution service reliability and quality standards on November 28, 2000, establishing minimum reliability levels for both the customer average interruption duration index (CAIDI) and system average interruption frequency index (SAIFI), affecting all of ACE's New Jersey customers. ACE gathers and reports SAIFI and CAIDI statistics for the entire New Jersey service territory and by sub-regions. Staff is monitoring theses indices (SAIFI and CAIDI) as they are submitted by ACE in its annual report as required by the Board's interim reliability standards. Moreover, the reliability statistics will be revisited when the Board sets its final reliability standards. ACE was a participant in the process of setting the interim standards. An evaluation regarding the impact on reliability statistics, pertinent to new Outage Management Systems (OMS), is expected to commence in September 2002 in order to set other standards for 2003 and beyond and to consider the level of penalties for failure to meet the minimum standards pursuant to N.J.S.A. 48:3-96. ACE will also participate in that effort.

ACE does not collect or monitor statistics to formulate the momentary average interruption frequency index (MAIFI), i.e., interruptions lasting a "short period"-generally five minutes. Because most of the automatic line equipment in the field, such as reclosures and sectionalizers, do not have data acquisition capabilities (hydraulic units), ACE does not have the capability to provide "meaningful MAIFI numbers". (ID at 24.)

However, ACE, in further discussion with Division of Service Evaluation Staff, agreed that on a semi-annual basis, ACE will provide the BPU with a compilation of equipment operations that resulted in momentary interruptions of service, lasting less than five minutes. Such information will be used by the Staff as "research data only", and is not to be construed as an indication of the performance of petitioner's system in its entirely, or as an indication of ACE's MAIFI. (ID at 35.)

In addition to the SLGs proposed by Joint Petitioners, additional guarantees were included in the negotiated stipulation. Thus, the stipulation requires that for at least five years from the date of merger closing, ACE will maintain a regional headquarters in southern New Jersey, under the leadership of a regional vice president with knowledge of New Jersey and State issues, located at that facility. At the conclusion of that period, petitioner shall continue to maintain a "corporate presence" in New Jersey. ACE will retain its existing New Jersey customer payment centers for a period of at least four years following closing of the merger. If ACE should at any time seek to relocate any such centers to another location in New Jersey, it will comply with the requirements of N.J.A.C. 14:3-5.1 and any other applicable statutes, laws, regulations, or Board orders.

The Joint Petitioners state that the Merger Agreement was driven by the intent to form a larger transmission and distribution (T&D) company and not to implement widespread consolidation and reductions. The operating companies will remain as separate, stand-alone entities, and it is therefore reasonable to expect that employment levels and service considerations in New Jersey would not substantially change as a result of the merger. The added guarantees in the stipulation also support a conclusion that no harm will result to ACE's customers pertinent to service if the modified stipulation is approved. Finally, the provisions pertinent to corporate presence in the State, including those pertinent to representing New Jersey's regional interests, the composition of PHI's board of directors and provisions that enhance the protections afforded customers, described in detail below, also support a finding that the merger will not harm New Jersey ratepayers.

The customer service guarantees or SLGs proposed by the Joint Petitioners were described in petitioner's witness Derek W. HasBrouck (DW-2) "Customer Service and Reliability Guarantees Report" attached as (Exhibit 1) to the petition. Each guarantee has limitations/exemptions which are set forth in detail in Exhibit 1.

     1) Appointments Kept - Petitioner will honor all mutually agreed face-to-face service related appointments with customers. Guaranteed appointments will be scheduled as either AM (generally 8-12 AM) or PM (generally 12-4 PM), weekdays only (excluding holidays). The guarantees include meter reads and tests, customer equipment upgrades, miscellaneous referred complaints and power quality complaints. However, this guarantee only applies to existing customers, and should the company fail to meet this guarantee, a $25 credit will be applied to the customer's electric service bill.

     2) New Residential Service Connections - This guarantee provides that all new residential electric service connections will be energized within 10 business days of the service request, if the property is in all other respects, ready for service. Should the company fail to meet this guarantee, a $100 credit will be applied to the customer's electric service bill for that address.

     3) Residential Billing Accuracy - The regulated portion of the customer's total utility charge of delivered residential bills will be 100% accurate. Should the company fail to meet this guarantee, the company will credit any affected customer's account $5 over and above any adjustment made to that bill.

     4) Call Center Service Level - Petitioner will guarantee that an annual minimum call center level of 70% of calls will be answered within 30 seconds by the end of year one for all customers, and 75% answered in 30 seconds by the end of year two for all customers, as measured by average annual numbers. The service level will be measured from the time the customer selects a menu option, until the call is answered. If the companies fail to achieve this guarantee level, they will file a corrective action plan to the appropriate regulatory agencies.

     5) Call Abandonment Rate - The annual percentage of calls abandoned by the customer after the customer selects the menu option to speak to a customer service representative, i.e., in queue. The proposed guarantee level is to have an annual average call abandonment rate of less than 10%, measured by using the combined statistics from all of the companies. If the companies fail to achieve this guarantee level, they will file a corrective action plan to the appropriate regulatory agencies.

ACE, Pepco and Delmarva combined their call center statistics for purposes of the proposed guarantees, and the statistics were based on historical performance of the merged companies. Such an approach could be expected to facilitate assurances that performance did not deteriorate as a result of the merger. Pepco, ACE and Delmarva agreed on a common approach to be utilized for purposes of the proposed voluntary service level guarantees subsequent to the merger (ID at 30.)

ACE, in further discussions with Division of Customer Relations Staff, agreed to adopt the additional customer service initiatives. ACE agreed to strive for an annual target of no more than 1500 customer complaints per year to the Board. If the number of customer complaints exceeds 1500 in any year, ACE shall meet with the Division of Customer Relations to discuss the issue and, if necessary, develop a remediation plan. ACE also agreed to maintain regular, ongoing communications with the Board's Division of Customer Relations, and schedule monthly meetings in person or by telephone, or as the parties otherwise agree regarding the customer service issues contained herein. Additionally, ACE agreed to retain its existing New Jersey Customer Payment Centers, i.e., Atlantic's walk-in offices where company personnel accepts bill payments, for a period of at least four (4) years following the completion of the merger and to provide Board staff with a copy or description of the collection policies to be used after the merger to the extent they differ from ACE's current practices. For at least four (4) years after the closing of the merger, ACE agreed to maintain its existing call center operations in New Jersey. Additionally, any new call center operations established to serve New Jersey customers, regardless of the centers' location, will be staffed by personnel trained and familiar with ACE's tariffs and rules and other customer safeguards.

The Board's Division of Customer Relations Staff is satisfied that the customer service provisions contained in the Stipulation provide the required protections to assure that quality customer service will continue post merger. In fact, in light of the service level guarantees and monetary benefits to customers if the company fails to meet the benchmarks proposed in the stipulation, the level of customer service satisfaction should improve. On an annual basis following closing of the merger, ACE will provide the Board and Ratepayer Advocate with an annual statistical compilation indicating petitioners' performance on the proposed service level guarantees and describing plans for remediation of deficiencies, if necessary and appropriate. (I.D. p.35).


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


The companies' annual reports would include a summary of performance against each guarantee and the payments made, a summary of any corrective action plan submitted, and their progress, an update on implementation of the programs and any modifications made, and the name and addresses of individuals to whom inquiries should be made. (I.D. p. 32)

The record shows that Conectiv has made great strides in improving customer service, specifically regarding its call center statistics and field survey results. (ID at 8.) In a July 20, 2000 study, J.D. Power and Associates reported that Pepco had the highest customer satisfaction ranking among electric utilities in the Eastern region of the United States. (ID at 20.) Pepco has the capacity to link telephones throughout it facilities during times of unusually high customer call volumes, allowing many employees, beyond customer service representatives to handle calls. Although petitioners have not yet examined the required technology capability, it is reasonable to anticipate that there may be similar opportunities for Conectiv. (ID at.21.) It is reasonable to anticipate that petitioners' combined resources would enhance their ability to provide and maintain good service quality.

Regional proximity of the merged companies will facilitate the sharing of resources and technology development to better meet customer needs in "critical customer contract roles", including call centers. The fact that the companies would continue to operate as separate operating utilities should result in customers not experiencing local contact and service disruptions or re-branding confusion. (ID at 23.)

With respect to issues of service reliability and customer service, the Board concurs with the ALJ's findings that Joint Petitioners have net their burden of proof. As a result of this merger and the provisions of the Stipulation, ACE and PHI will implement new programs that exceed the requirements of previous Board Orders to further spur service reliability improvements. The Joint Petitioners will participate in a series of meetings to monitor service reliability. Of equal importance, the conditions in the Stipulations assure that adequate financial and manpower resources will be dedicated to these existing programs and to any new directives by the Board. As to customer service and call center issues, ACE has provided assurances to the Board that New Jersey customers will continue to receive quality service post merger. With these conditions in the Stipulation, the Board has assurance that the existing programs and commitments will be maintained under all circumstances, and that directives from past Board Orders will be followed.

As to the issue of impact on employees, the Board also agrees with the ALJ that the Petitioners' commitments in the record to honor existing union contracts and to maintain current levels of union and non-union utility operating personnel for four years post-merger and the "added employee protections reflected in the Stipulation, support a conclusion that Petitions have met their burden to demonstrate, by a preponderance of credible evidence, that no harm to ACE's employees will result he proposed merger. (ID at 18-19.)

Given these specific commitments, the Board HEREBY FINDS that the standards contained in N.J.S.A 48:2-51.1 with respect to impact on employees and safe and adequate utility service have been satisfied subject to the conditions as enumerated in the Stipulation of Settlement. The Board therefore ORDERS Joint Petitioners to COMPLY with the following conditions numbered to directly correspond to the subject paragraphs in Attachment A of the Stipulation.

22. Atlantic shall honor existing union contracts, which contracts include specific provisions relating to the preservation of union jobs for employees represented by the union local


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


     and relating to severance and benefits. For the four-year period after the closing of the merger, no utility operating personnel in New Jersey (either union or non-union) shall be terminated, except for cause, in accordance with the union contract for those union employees, or otherwise in accordance with Atlantic's policies for non-union employees. The number of utility operating personnel in New Jersey shall remain substantially at its present level of approximately 950 people. Atlantic shall maintain an appropriate staffing level to ensure the continued provision of safe, adequate and proper service. Atlantic shall continue to comply fully with the Board's order in Docket No. EA99070484.

23. Atlantic and PHI agree that Atlantic shall honor all Atlantic pre-merger contracts, agreements, collective bargaining agreements and commitments, including pensions and retirement benefits, which apply to current or former employees of Atlantic.

Safe & Adequate Service:

24. Low Income Programs: The Signatory Parties acknowledge that the Board of Public Utilities recently issued its Interim Order in Docket No. EX00020091, concerning the establishment of a Universal Service Fund ("USF"). Atlantic believes that such proceeding is the appropriate forum for resolution of any additional USF. In the spirit of compromise, Atlantic shall support the Division of the Ratepayer Advocate's proposition that Atlantic's USF program should be under the management of an outside, independent administrator. However, it is Atlantic's position that the money collected from Atlantic's electric distribution customers will only be used for USF programs involving the electric utility bills of Atlantic's customers. Atlantic shall not oppose a percentage of income, or "PIP" program, as part of the USF proceeding.

25. Service Level Guarantees: In its Petition, Atlantic proposed a total of seven service level guarantees ("SLGs") consisting of five customer service guarantees (regarding appointments, new connections, residential billing accuracy, call center service level and call abandonment) and two reliability guarantees (restoring service after an outage and individual circuit performance). The originally proposed SLGs were discussed in the testimony of the Petitioners' witness Derek W. HasBrouck, and were described in detail in a Customer Service and Reliability Guarantees Report (included as DWH-2 of Mr. HasBrouck's testimony, and attached hereto as Exhibit 1). Atlantic shall implement the proposed SLGs subject to the specific modifications set out in this Stipulation. The SLGs shall apply irrespective of the entity that supplies the customer's energy, (i.e. customers who obtain energy from third party suppliers not affiliated with Atlantic or PHI will be entitled to the benefits of the SLGs on a nondiscriminatory basis).

          k. For "New Residential Customer Installations," the guarantee shall be extended to cover re-energizing existing services at the same premise. Atlantic shall establish an internal goal for such re-energizing to occur within three business days, but the guarantee shall apply only if there is a failure to re-energize within 10 days. Atlantic shall work with the Board's Division of Customer Relations to develop a remediation plan in the event that a significant number of complaints are received by the Board concerning re-energizing existing services.

          l. For "Outage Restoration," Atlantic shall make a $50 payment to a customer for each full 24-hour period in which Atlantic fails to restore service to that


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


               customer./7 Any customer credit payments made as a result of any SLG will not be recoverable from customers. Nothing herein relieves Atlantic of its primary obligation to comply with the terms of N.J.A.C. 14:3-3.9 to restore service as promptly as possible consistent with safe practice. Nor shall the terms herein act as a precedent or supersede any future Board orders on this issue. For the first two years following the closing of the merger, Atlantic shall report quarterly to the Board the amount of the payments made to customers pursuant to the Outage Restoration SLG, with the duration and dates of the outages.
          m. For the "All Trunks Busy" ("ATB") measurement, Atlantic shall provide the Board with a monthly report. If statistics show that this condition exists for greater than 5 percent of the time for three consecutive months, Atlantic shall discuss the issue with Board Staff and, if necessary, develop a remediation plan.
          n. Atlantic shall work with the Board's Division of Customer Relations and Division of Service Evaluation regarding disconnection policies to the extent that concerns arise in the future.
          o. Atlantic shall adopt an annual target of no more than 1,500 customer complaints per year to the Board. If the number of customer complaints exceeds 1,500 in any year, Atlantic shall meet with the Division of Customer Relations to discuss the issue and, if necessary, develop a remediation plan.
          p. Atlantic shall adopt an annual average target for call center calls answered within thirty seconds. Atlantic's target shall be 70 percent (70%) of all calls answered in thirty seconds by the end of Year-1 (after the closing of the merger) for all customers, and 75 percent (75%) answered in thirty seconds by the end of Year-2 (after the closing of the merger) for all customers, as measured by average annual numbers.
          q. Atlantic shall maintain regular, on-going communications with the Board's Division of Customer Relations, with the scheduling of meetings in person or telephonically, at least monthly or as the parties otherwise agree, between a representative of Atlantic knowledgeable about these issues and the Division of Customer Relations.
          r. For purposes of all calculations in the Service Quality Section of this Stipulation, major storm or other major weather-related events shall be excluded from those targets and average annual calculations.
          s. Upon the closing of the merger, Atlantic shall remain subject to all of the then-effective Board rules, regulations and requirements with respect to customer service and reliability. Atlantic shall continue its programs in compliance with the Board's Orders in its outage and reliability investigations, Board Docket Nos. EA99070484, EX99070483 and EX99100763. These requirements include, but are not limited to, requirements contained in the Board's Interim Electric Distribution Service Reliability Quality Standards set forth at N.J.A.C. 14:5-7.
          t. Petitioners shall commit their resources and workforce to directly and quickly address Atlantic's storm restoration problem areas on a priority basis over non-PHI companies.

------------------
7 The following examples illustrate how payments would be computed pursuant to this guarantee. If an outage lasted 20 hours, no payment would be made. If an outage lasted 26 hours, a $50 payment would be made. If an outage lasted 49 hours, two $50 payments would be made.


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


          u. Atlantic's proposed SLG regarding individual circuit performance has been deleted and is not a part of this Stipulation.

26. Annual Statistical Report: On an annual basis following the closing of the merger, Atlantic shall provide the Board and the Division of the Ratepayer Advocate with an annual statistical compilation indicating Atlantic's performance on the proposed SLGs, and describing plans for remediation of deficiencies, if necessary and appropriate.

27. MAIFI: On a semi-annual basis, Atlantic shall provide the Board with a compilation of equipment operations that resulted in momentary interruptions of service lasting less than five (5) minutes. This information shall be used by the Board's Staff as research data only, and is not in any way to be construed as an indication of the performance of Atlantic's system in its entirety, or to be used as an indication of Atlantic's Momentary Average Interruption Frequency Index ("MAIFI").

28. Corporate Presence: For at least five years from the date of the merger closing, Atlantic shall maintain a regional headquarters in southern New Jersey, under the leadership of a regional vice president, with knowledge of New Jersey and state issues, located at that facility. At the conclusion of the five-year period, Atlantic shall continue to maintain a corporate presence in New Jersey.

29. Customer Payment Centers: Atlantic shall retain its existing New Jersey customer payment centers (i.e., Atlantic's walk-in offices where customers can pay bills to Atlantic employees), for a period of at least four (4) years following the closing of the merger. At any time, should Atlantic seek to relocate any such center or centers to another location in New Jersey, Atlantic shall fully comply with the notice and approval requirements of N.J.A.C. 14:3-5.1 and with any other applicable statute, law, regulation or Board Order.

30. Collection Policies: Atlantic shall provide Board Staff with a copy of, or description of, the collection policies that will be used after the merger to the extent they differ from Atlantic's current practices. In any event, collection policies implemented shall comply with applicable Board regulations with respect to collections practices.

31. Call Center Operations: For at least four (4) years after the closing of the merger, Atlantic shall maintain its existing call center operation located in New Jersey. Should any new, additional call centers begin serving New Jersey customers, Atlantic shall provide Board Staff with the location of any such call centers. All call center operations, no matter where situated, shall be staffed by representatives trained and capable of providing customers with at least the same quality of customer service as customers receive today. Such representatives shall be trained and be familiar with Atlantic's service territory issues, New Jersey regulations, Board policies, Atlantic's tariffs and the New Jersey Customer Choice Program. Atlantic shall notify the Board and the Ratepayer Advocate at least 90 days prior to relocation of any said call center. In addition, the Signatory Parties recognize that the New Jersey call center shall be supplemented by call center operations located in other states. Thus, if an emergency interrupts operations at the New Jersey call center, customer calls shall be routed to such other call center operations. In addition to Company-owned facilities, Atlantic is engaging an outside contractor to provide call center services in the event no Company call center operation is available due to emergency conditions.


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


32. Customer Information Program: Within 45 days of the closing of the merger, Atlantic shall develop and submit for review by Board Staff and the Division of the Ratepayer Advocate a Customer Information Program designed to inform customers of the merger, the continued oversight of the Board and the continuity of Atlantic's customer service procedures.



Other Provisions:

33. Board of Directors of PHI: At least two of the directors nominated to serve on the Board of Directors of PHI shall be persons who are now members of the Board of Directors of Conectiv. In addition, Atlantic shall provide information to the Signatory Parties about the directors with respect to their familiarity with New Jersey issues.

34. Charitable Contributions: Upon the closing of the merger, Atlantic shall make a one-time contribution in the amount of $1,000,000 to a fund that shall be available to the New Jersey Department of Education for use as the Commissioner of Education sees fit within the Atlantic service territory. The amount made available shall be disbursed during the first 36 months following the consummation of the merger. Through 2006, Atlantic shall make contributions to charities in New Jersey at levels at least comparable to its historic, pre-merger levels.

35. Other Actions: SEC regulations restrict registered holding company investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") to 50 percent (50%) of consolidated retained earnings in the absence of specific SEC authorization to exceed that level. Atlantic has advised the Board that PHI has applied to the SEC for authority to acquire or otherwise invest in EWGs and FUCOs in an amount up to 100 percent (100%) of its retained earnings plus $3.5 billion. This increase in SEC authorization is required so that the merged entity will not be in violation of the SEC rules upon merger closing and will have some flexibility going forward. The SEC requires input from affected state commissions in considering requests for increased authorization. The Signatory Parties, with the exception of IEPNJ and New Power, hereby request that the Board support PHI's application to secure authority from the SEC to permit PHI investments in EWGs and FUCOs up to 100 percent (100%) of its retained earnings plus $3.5 billion, and submit a letter to the SEC making the necessary representations concurrent with the Board's approval of the merger. With respect to the previous sentence, IEPNJ and New Power have indicated that they do not oppose the Board's submission to the SEC of the requested letter.

36. Credit Ratings: Atlantic shall maintain a capital structure, dividend policy, and use its best efforts to achieve financial target ratios consistent with investment grade debt ratings as reported by Moody's Investors Service and Standard & Poor's. Any lowering of these debt ratings, resulting in the debt instruments of PHI and Atlantic falling below investment grade, shall be reported to the Board and the Ratepayer Advocate. PHI and Atlantic shall report to the Board and the Ratepayer Advocate any post-merger changes in dividend policy as they occur. The Board may exercise its authority to review in detail the capital structure, including the costs of debt and equity, of Atlantic. In addition, if Atlantic experiences a credit downgrade by any of the major rating agencies after consummation of the merger, it must be reported to the Board, including an analysis of the cost impact to the utility, within 30 working days of the downgrade. Furthermore, a reduction in Atlantic's credit rating below investment grade could trigger a Staff recommendation to the Board for a focused management audit.


CONCLUSION

In considering the Joint Verified Petition at issue herein, the Board, as required by N.J.S.A. 48:2-51.1 and as set forth above, has carefully evaluated the impact of the proposed acquisition on competition, on the rates of ratepayers affected by the acquisition of control, on the utility's employees, and on the utility's provision of safe and adequate utility service at just and reasonable rates. In doing so, the Board has carefully considered the record in this matter, including all motions, testimony, exhibits, briefs and comments, the Stipulation of Settlement, exhibits submitted in support of the Stipulation, submissions by non-signatory parties, including the opposition of Cogentrix, and the Joint Petitioners' response thereto, and the ALJ's Initial Decision. Subject to the conditions set forth herein and in the attached Stipulation of Settlement, the Board is SATISFIED that Joint Petitioners entered sufficient additional information into the record without objections and that the Stipulation of Settlement contains additional provisions sufficient to protect ACE's ratepayers and employees and New Jersey's competitive energy market participants from harm.

The Board CONCURS with ALJ Sukovich's May 25, 2002 Initial Decision in this matter, wherein ALJ Sukovich found that the parties to the Stipulation voluntarily agreed to a settlement in this matter and that the settlement fully disposes of all issues in controversy and is consistent with the law and the public interest. ALJ Sukovich concluded that the Stipulation of Settlement is in the public interest. In issuing this Order approving the merger subject to the conditions contained herein, the Board HEREBY ADOPTS the conclusions of the Initial Decision of ALJ Sukovich as rendered on May 24, 2002 and, as indicated, with one exception, ORDERS that the terms of the Stipulation be complied with.

Based upon the foregoing and subject to the conditions set forth herein and in the attached Stipulation of Settlement, the Board CONCLUDES that the statutory criteria set forth in N.J.S.A. 48:2-51.1 are satisfied and that the proposed change in control can be accomplished without any adverse impact on competition, rates, employees or the provision of safe and adequate utility service at just and reasonable rates.

By this Order, pursuant to N.J.S.A. 48:3-10, the Board APPROVES the transfer by Conectiv, Inc. on its books and records all of the issued and outstanding shares of its common stock of Atlantic to Pepco. Pursuant to N.J.S.A. 48:2-51.1, the Board also APPROVES the acquisition by Pepco of control of Atlantic. In addition to the conditions enumerated in this Order, the Board ORDERS that:

     a. This Order shall not affect nor in any way limit the exercise of the authority of the Board or the State of New Jersey in any future petition, or in any proceeding regarding rates, franchises, services, financing, accounting, capitalization, depreciation, maintenance, operations or any other matter affecting ACE.

     b. This Order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of tangible or intangible assets now owned or hereafter owned by Joint Petitioners.

     c. Consummation of the above-referenced transaction must take place no later than 120 days from the date of this Order unless otherwise extended by the Board.

     d. Upon the change in control becoming effective, PHI shall annually thereafter file with the Board and the Ratepayer Advocate copies of its Annual Report to Stockholders and the Form 10K filing made with the Securities and Exchange Commission.

     e. Approval of the transactions herein shall not constitute a determination, nor in any way limit, any future determination of the Board, as to the treatment of indebtedness, capital structure and interest expense for ratemaking purposes in any rate proceeding under state or federal law.


DATED:                                       BOARD OF PUBLIC UTILITIES
                                             BY:


                                             [SIGNED]
                                             JEANNE M. FOX
                                             PRESIDENT


                                             [SIGNED]
                                             FREDERICK F. BUTLER
                                             COMMISSIONER


                                             [SIGNED]
                                             CAROL J. MURPHY
                                             COMMISSIONER


                                             [SIGNED]
                                             CONNIE O. HUGHES
                                             COMMISSIONER


ATTEST:

[SIGNED]
KRISTI IZZO
SECRETARY

                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES



---------------------------------------------
                                             :
PETITION OF ATLANTIC CITY ELECTRIC           :
COMPANY, CONECTIV                            :  BPU Docket No. EM01050308
COMMUNICATIONS, INC. AND NEW RC,             :  OAL Docket No. PUC 4036-01
INC. FOR APPROVAL UNDER N.J.S.A. 48:2-       :  STIPULATION OF SETTLEMENT
51.1 AND N.J.S.A. 48:3-10 OF A CHANGE IN     :
OWNERSHIP AND CONTROL                        :
                                             :
---------------------------------------------

     WHEREAS, Atlantic City Electric Company, a New Jersey public utility company ("Atlantic"), Conectiv Communications, Inc. ("CCI") and New RC, Inc., a recently formed Delaware corporation ("New RC"/8) (collectively "Petitioners"), filed a Petition with the New Jersey Board of Public Utilities (the "Board" or the "BPU"), under BPU Docket No. EM01050308, seeking approval of the proposed change in ownership and acquisition of control of Atlantic (the "Merger") pursuant to an Agreement and Plan of Merger dated as of February 9, 2001 among PHI, Potomac Electric Power Company ("Pepco"), and Conectiv, the parent holding company of Atlantic, CCI and Delmarva Power & Light Company;

     WHEREAS, on June 1, 2001, the Board referred the Petition to the Office of Administrative Law ("OAL") for hearings as a contested case in accordance with provisions of the Administrative Procedures Act, N.J.S.A. 52:14B-1 et seq.; and

     WHEREAS, the other parties in this proceeding are the Staff of the Board, the Division of the Ratepayer Advocate, the City of Vineland/9, Cogentrix Energy, Inc., Community

------------------
8 Subsequent to the hearings in this matter, New RC, Inc. has been formally named Pepco Holdings, Inc. ("PHI")

9 The City of Vineland withdrew as a party-intervenor from this proceeding on March 13, 2002, and is no longer a party to this matter.

Energy, Inc., Enron Corp., the Independent Energy Producers of New Jersey ("IEPNJ"), The New Power Company, Public Service Electric and Gas, PSEG Power LLC and PSEG Nuclear LLC, and Shell Energy Services (collectively, with the Petitioners, the "Parties"); and

     WHEREAS, the OAL assigned Administrative Law Judge ("ALJ") Diana Sukovich, who conducted four days of evidentiary hearings, on November 13 to 16, 2001, during which an extensive record was developed; and

     WHEREAS, a public hearing was held on November 28, 2001, at the Atlantic County Public Library in Mays Landing, New Jersey, before ALJ Wells; and

     WHEREAS, subsequent to the hearings, ALJ Sukovich urged the parties to enter into settlement negotiations so as to present the Court with a stipulation of mutually acceptable conditions of merger approval. Joint Petitioners have met with all active parties on several occasions and further have participated in numerous discussions and meetings with individual parties; and

     WHEREAS, Joint Petitioners and the other Parties have developed a comprehensive list of conditions of merger approval, as set forth in Attachment A hereto, which would be acceptable to them, which conditions address in a reasonable fashion the issues raised by the Parties in this proceeding about the impact of the proposed merger on Atlantic and its customers, and have executed this Stipulation (the "Signatory Parties"); and

     NOW, THEREFORE, for and in consideration of the terms and conditions herein, the Signatory Parties executing this Stipulation HEREBY STIPULATE AND AGREE as follows:

     1. Board Order. It is a condition of this Stipulation that the Board adopt a final Order approving the Merger and this Stipulation without change or further conditions. It is the further condition of this Stipulation that the Merger be consummated. Should the Board fail to adopt a final Order approving the Merger and this Stipulation, or should the Merger not be consummated for any reason, then this Stipulation shall be deemed null and void and of no force and effect. In the event either condition is not satisfied for any reason, then neither the existence of this Stipulation nor its provisions shall be disclosed or utilized by any Signatory Party or person for any purpose whatsoever, including in this or any other proceeding.

     2. Conditions of Merger. The conditions of merger agreed to by the Signatory Parties are set forth in Attachment A hereto, and are included herein as if fully written.

     3. Reasonableness of Stipulation. The Signatory Parties agree that this Stipulation represents a reasonable balance of the competing interests involved in this proceeding. Based upon their review of the record and the agreements reflected in this Stipulation, the Signatory Parties are satisfied that the statutory criteria for approval of petitions involving acquisitions of control and transfer of controlling stock ownership of a New Jersey public utility, set forth in N.J.S.A. 48:2-51.1, N.J.S.A. 48:3-10, and N.J.A.C. 14:1-5.10 have been satisfied. More particularly, the Signatory Parties agree that the record herein and the conditions of the Merger set forth in Attachment A support the findings and conclusions that the Merger will not have an adverse impact on competition, on the rates of affected ratepayers, on the employees of Atlantic or on the provision of safe and adequate utility service at just and reasonable rates. Attachment A hereto is organized by headings based on these four criteria and also includes a grouping of additional public interest conditions. The Signatory Parties further agree that consummation of the merger with the conditions set forth in Attachment A hereto supports a Board finding that the Merger is not contrary to the public interest and therefore the change of control should be approved.

     4. Termination. Notwithstanding anything to the contrary set forth herein, upon the occurrence of any of the following events this Stipulation shall terminate:

     (a) if the Board issues a decision disapproving the Stipulation; or

     (b) if the Board issues a written order approving this Stipulation subject to any condition or modification of the terms set forth herein which a Signatory Party adversely affected, in its discretion, finds unacceptable. Such Signatory Party shall serve notice of unacceptability on the Parties within three (3) business days following receipt of such Board order. Absent such notification, the Signatory Parties shall be deemed to have waived their respective rights to object to the acceptability of such conditions or modifications contained in the Board order, which shall thereupon become binding on all Signatory Parties; or

     (c) if for any reason the Merger is not consummated.

     5. Expeditious Board Approval. Each Signatory Party agrees to use its best efforts to ensure that this Stipulation will be submitted to the OAL for approval as soon as possible. Each Party also agrees to use its best efforts to obtain the approval by the OAL of this Stipulation without modification or condition and to urge the Board to issue its written order approving this Stipulation and the Merger as soon as practicable.

     6. Waiver of Rights of Appeal. Subject to paragraph 4, each Signatory Party specifically waives any right it may have to seek rehearing of or to appeal an order by the Board approving this Stipulation in the manner provided for herein.

     7. Reservations.

     (a) It is specifically understood and agreed that this Stipulation represents a negotiated compromise resolution which shall be binding on the Signatory Parties (and their successors and/or assigns) and that, except as provided herein, no Signatory Party, nor any other person shall be deemed to have approved, accepted, agreed, or consented to any principle underlying or supposed to underlie the Stipulation except as contemplated in Attachment A.

     (b) Additionally, no Signatory Party shall be deemed to have waived its litigation rights and positions in the event this Stipulation is not approved by the Board as submitted to the Board without modification or condition, or in the event the Merger is not consummated. Although binding as between and among the Signatory Parties, this Stipulation represents a negotiated compromise and, therefore, this Stipulation may not be cited as precedent for or against any Party in any other proceeding except as contemplated in Attachment A.

     (c) The Signatory Parties further request that the Board specifically recognize that the unique resolution of this proceeding shall apply only to this case and that any similar future cases shall be reviewed by the Board on an individual basis and that the terms of this Stipulation shall not necessarily be used as a reasonable resolution of any similar future cases.

     (d) It is specifically understood and agreed that this Stipulation is an integral settlement and that the various parts hereof are not severable without upsetting the balance of consideration achieved among the Signatory Parties.

     8. Amendments. This Stipulation may not be amended except by a written instrument executed by each of the Signatory Parties. Each Signatory Party may, only by an instrument in writing, waive compliance by any other Signatory Party with any term or provision of this Stipulation. The waiver by any Signatory Party of a breach of any term or provision of this Stipulation shall not be construed as a waiver of any subsequent breach.

     9. Counterparts. This Stipulation may be executed in any number of counterparts, each of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Signatory Parties.

     10. Governing Law. This Stipulation shall be governed by and construed in accordance with the laws of the State of New Jersey.

     11. Assignments. This Stipulation shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Stipulation nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any Signatory Party without the prior written consent of the other Parties.

     12. No Third Party Beneficiaries. Nothing herein expressed or implied shall be construed to give any person other than the Signatory Parties (and their successors and permitted assigns) any legal or equitable rights hereunder.

     13. Captions. The subject headings of the sections of this Stipulation are inserted solely for the purpose of convenient reference and are not intended to, nor shall they, affect the meaning of any provision of this Stipulation.

     14. Notices. Any notice, request, demand or statement which any Signatory Party may give to any other Signatory Party pursuant to the terms of this Stipulation shall be in writing and shall be considered as duly delivered as of the date and time actually received by the other Signatory Party by personal delivery, facsimile, registered or certified mail (postage prepaid) or nationally recognized overnight courier service, addressed to said Party's counsel of record in this proceeding, except that notice to the Staff of the Board of Public Utilities may only be provided by personal delivery, registered or certified mail, or nationally recognized overnight courier service filed with the Board's Secretary.

     15. Entire Agreement. This Stipulation is submitted to the Board for approval as a whole. If a Signatory Party is adversely affected by a modification or condition to the Stipulation and provides timely notice in accordance with Paragraph 4, then the Stipulation shall be ineffective and void.

     IN WITNESS WHEREOF, each Signatory Party hereto has caused its duly authorized officer or representative to execute and deliver this Stipulation as of April 15, 2002.

Atlantic City Electric Company,
Conectiv Communications, Inc.,
Pepco Holdings, Inc.


By: Stephen B. Genzer, Esq.

Staff of the New Jersey Board of
Public Utilities


By: Grace Kurdian, DAG

Seema M. Singh, Acting Director and
Ratepayer Advocate


By: Andrew K. Dembia, Esq.


Independent Energy Producers of
New Jersey


By:Andrew Indeck, Esq.


The New Power Company


By: James H. Laskey, Esq.


Shell Energy Services


By: Steven S. Goldenberg, Esq.

                                                            Agenda Date: 6/19/02
                                                                 Agenda Item: 2A

                                  ATTACHMENT A

Competition:

     1. Atlantic City Electric Company ("Atlantic") will transact business with Pepco Holdings, Inc.'s ("PHI") generation and marketing affiliates in the same manner as Atlantic transacts business with unaffiliated competitive generators and marketers, will provide no preferences to such affiliates and will provide no competitive information to such affiliates that is not provided on the same basis and contemporaneously to such unaffiliated entities. Not withstanding the above, it is understood and agreed that PHI's service corporation, generation and trading affiliates will provide Atlantic with research and analyses concerning energy markets and pricing, energy risk management support and related services which research and analyses will not promote PHI's generation business or trading operations. In procuring power for Atlantic's New Jersey Basic Generation Service ("BGS"), (i) Atlantic and PHI shall only use designated individuals who are not purchasing or selling power, natural gas or financial instruments for their competitive affiliates, and who are employees of an organization which is separate from PHI generation or trading affiliates, which may be Atlantic, in which employees or their managers receive no compensation as the result of sales of power achieved by PHI generation or trading affiliates, except incentives provided through overall corporate goals and not directly through sale of power except as they affect earnings per share or similar measures; (ii) that employees who purchase power for Atlantic BGS shall operate in an area that is physically distinct from the wholesale trading function (i.e., separated by floor, wing or other building); and (iii) such purchases will be made specifically on behalf of Atlantic which will have its own identified supply portfolio. Additionally, Atlantic's utility load forecasting will be performed by employees of the utility or the service company independent and separate from the trading function. Finally, Atlantic will not, directly or indirectly, convey any preference regarding the purchase of energy for Atlantic's New Jersey BGS to its competitive affiliates through the merged entity's service corporation, or through Pepco or PHI.

     2. PHI will operate its generation, marketing and trading functions distinct from Atlantic's transmission and distribution business as separate corporate entities with separate cost accounting, separate operating staffs below senior officer level, and locations for operating personnel that are physically separated by address, floor, or wing of building, with appropriate protections in the computer system to give effect to this separation. However, individuals performing general corporate functions through PHI's service company such as legal, regulatory, accounting, treasury, insurance, tax, and other administrative functions (including, but not limited to, human resources, building maintenance, vehicle and janitorial services) may provide such services to Atlantic and to entities performing generation, marketing and trading functions, so long as such individuals properly assign their time and costs to the proper entity and otherwise comply with requirements for non-disclosure of information as contained herein subject to the provisions of paragraph 15 below.

     3. Any transfer by Atlantic of competitive information from Atlantic to any generation, marketing or trading affiliate of PHI will be contemporaneously made available to non-affiliated generators/suppliers, including competitive information regarding viable locations for development of generation projects, the status of internal policies on transmission and distribution issues, data and analysis of customer growth and new customers, customer transfers to other electric power suppliers, natural gas intra and inter-state pipeline issues and natural gas


                                       49              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01
supply issues. Such dissemination shall be made via a public posting on a nondiscriminatory basis.

     4. Atlantic will provide no preference to PHI generation functions in the evaluation of and contracting for transmission interconnection construction and services or any other utility service.

     5. Atlantic will provide no competitive information to generation affiliates of PHI related to operations, output or expansion of any non-utility generation. PHI shall assure that its energy trading groups do not receive competitively sensitive information from Atlantic regarding non-utility generators through the measures identified in numbered paragraph one above.

     6. Atlantic shall implement standards and procedures consistent with the terms of this Stipulation and also consistent with Board policies, standards and regulations, to prevent preferences and improper flow of information between Atlantic and PHI, including PHI's service corporations and its generation or marketing affiliates. These principles and procedures shall also be embedded in employee operating procedures and other appropriate documents, copies of which shall be provided to the Board within six months of the merger closing. Periodic compliance training of employees shall be conducted so that employees are fully informed of the commitments herein and the associated restrictions on their activities as employees.

     7. Atlantic will procure its net power supply requirements for its New Jersey BGS customers in a manner that provides no preference to PHI or other affiliated sources of generation, to any generation addition (expansions or new generation) which PHI affiliates may be planning, to PHI's trading group, or its retail marketing group(s).


                                       50              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01

     8. Atlantic will provide concurrent notice to Signatory Parties to this proceeding of the filing with the Federal Energy Regulatory Commission of any power purchase agreements (or agreement renewals) between PHI generation or trading affiliates and Atlantic for New Jersey power sales of longer than 90 days. The Signatory Parties reserve the right to argue that said purchases are subject to Board review.

     9. The provisions of this Stipulation will apply to any successor companies to PHI or affiliates of PHI in the same or similar business activities involving Atlantic.

     10. The provisions of this Stipulation related to preventing subsidy, improper transfer of information or preference to PHI's competitive affiliates by Atlantic shall also apply so as to prevent PHI's service corporation, or any other affiliate acting on behalf of Atlantic, from acting as the intermediary for any such subsidy, improper transfer of information or preference.

     11. Atlantic, PHI and its generation and trading affiliates are not precluded from taking any steps necessary in a time of Emergency. Emergency means (i) an abnormal system condition requiring manual or automatic action to maintain system frequency, or to prevent loss of firm load, equipment damage, or tripping of system elements that could adversely affect the reliability of an electric system or the safety of persons or property; or (ii) a fuel shortage requiring departure from normal operating procedures in order to minimize the use of such scarce fuel; or (iii) a condition that requires implementation of emergency procedures as defined in the PJM Manuals. Any such emergency situation shall be reported pursuant to the Atlantic City Electric FERC-approved standards of conduct, pursuant to 18 C.F.R. ss.37.4.


                                       51              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01

     12. Disputes concerning alleged violations of these provisions may be submitted for resolution to the Board, which has jurisdiction over the terms of the Stipulation and which shall have authority to take such action as it deems appropriate, consistent with applicable law.

     13. Atlantic cannot petition for any alteration of these provisions for four years from the date of the BPU's issuance of a final Order in this proceeding. After the four year period, Atlantic will provide Signatory Parties of this Stipulation with 90-days advance notice of its intent to file a petition with the BPU seeking such changes and engage in good faith discussions related to the proposed changes with any Signatory Party so requesting. Atlantic will have the burden of proof to demonstrate that a change or changes in law, regulations or circumstances has occurred such that continued enforcement of these provisions is unduly burdensome or unreasonable, and that amendment or termination of these provisions will not harm the development of a competitive energy market. Unless altered by the Board in an interim order, the provisions set forth in paragraphs 1-13 shall remain in effect during the pendency of any Board proceeding seeking alteration of these conditions.

     14. Atlantic agrees to honor existing contracts with non-affiliated, non-utility generators including future modifications that may be approved by the New Jersey Board of Public Utilities.

     15. PHI filed an application for approval of a service company agreement and related cost allocations with the U.S. Securities and Exchange Commission ("SEC") on January 9, 2002. Pursuant to N.J.S.A. 48:3-7.1, Atlantic will provide the Board and Signatory Parties with a copy of that SEC filing, and petition the Board for approval of a new service company agreement to be applicable for ratemaking purposes. Upon closing of the merger, Atlantic agrees


                                       52              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01
to use the existing service agreement pending Board approval of a new service company agreement.

Rates:

     16. Non-recovery of Certain Costs: Atlantic agrees not to seek recovery in future rates of New Jersey's portion of: (1) merger transaction costs (as estimated and set forth below and as shown on page 33 of Form U-1 (dated July 20, 2001) on file with the SEC); (2) the merger acquisition premium paid by Pepco; (3) the cost of any termination or severances that occur within a 24 month period following the closing of the merger, including merger-related severances or terminations that are agreed to by Atlantic, Pepco or PHI within the 24 month period that becomes effective only after the close of the merger.

     17. Base Rate Proceeding: The Signatory Parties acknowledge that the Board's Final Order in Docket Nos. EO97070455, EO97070456 and EO97070457 directed Atlantic to make a filing, no later than August 1, 2002, as to the proposed level of all unbundled rate components beginning August 1, 2003.10 The Signatory Parties recommend that the Board modify its earlier decision and adopt the following: Atlantic will not make a filing concerning its base rates, and will not file a proceeding to increase its base rates (hereinafter a "Base Rate Proceeding") before October, 2003 unless otherwise ordered by the Board. The term "base rates" refers to Atlantic's regulated rates for distribution delivery service. This limitation would not apply to other components of Atlantic's rates, including clauses such as the Basic Generation Service rate, Societal Benefits Charge, Net NUG Charge, Transition Bond Charge, and Market

------------------
10 In the Matter of Atlantic City Electric Company - Rate Unbundling, Stranded Cost and Restructuring Filings, Final Order, BPU Docket Nos. EO97070455, EO97070456 and EO97070457 (dated March 30, 2001), at 84.


                                       53              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01

Transition Charge, as well as any clause designed for the recovery of the deferred balance, which will continue to be set and revised in accordance with the requirements of the Board.

     18. Deferred Balance: Pursuant to the Board's Final Restructuring Order in Docket No. EO97070455 et seq., Atlantic is maintaining a Deferred Balance for inter alia, certain generation-related costs. In order to provide definitive benefits to customers, Atlantic agrees to reduce its Deferred Balance by $30.5 million of such past deferred generation-related costs upon the closing of the merger. Atlantic will write-off such amount effective as of the closing of the merger, and the Joint Petitioners shall provide the Board's Divisions of Audits and Energy with the proposed form of appropriate journal entries within 30 days of the closing of the merger. These journal entries and subsequent accounting treatment are subject to Board approval. If the merger is not consummated for any reason, then no adjustment to the deferred balance as set forth above shall be made.

     19. Transaction Costs: With respect to merger-related transition costs other than termination and severance costs, Atlantic notes that defining the categories of costs precisely at this point in time is difficult. It will be presumed as part of this settlement that costs incurred more than 24 months after closing of the merger are not merger-related. The Signatory Parties, however, may challenge the presumption and inclusion in rates of such costs in subsequent rate proceedings. In future rate cases, Atlantic has the burden of proof that its rates are just and reasonable and reflect expenses that are properly includable in its revenue requirement computations.


                                       54              BPU Docket No. EM01050308
                                                      OAL Docket No. PUC 1585-01

     Petitioners agree to prepare and maintain an itemized breakdown of the various merger transaction costs on a sub-account or transaction basis with supporting detail. Postmerger PHI agrees to provide copies and/or make available for inspection by the Board and its Staff, the original accounting books and record(s) of any or all of the aforementioned costs. Copies of the transaction cost summaries, will be completed and provided to the Board and its Staff no later than one year following the date of the closing of the Merger. The estimated merger transaction costs, as filed with the SEC in Form U-1 (dated July 20, 2001), are as follows:

Commission registration fees                                      $    959,650
Financial advisors' fees (PHI)                                    $  9,100,000
Financial advisors' fees (Conectiv)                               $ 19,800,000
Accountant fees                                                   $    600,000
Legal fees                                                        $  7,000,000
Stockholder communication and                                     $  4,336,919
         proxy solicitation expenses
Miscellaneous                                                     $  4,000,000
                  Total                                           $ 45,796,569

     20. Capital Structure: Petitioners recognize the authority of the Board to determine appropriate capital costs and capital structures when setting utility rates for Atlantic. Atlantic agrees to file, in all future base rate cases, information sufficient for parties to use two alternative capital structures. One of the alternatives would be the use of a consolidated capital structure based on the capital structure that is maintained by PHI (the holding company). The second alternative would be a stand alone Atlantic capital structure. The parties to future base


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rate cases will be free to argue for the benefits of using either capital structure for ratemaking purposes or another alternative.

     21. Books & Records: Pursuant to statute, if PHI and Atlantic desire to move Atlantic's accounting records from Wilmington, DE, they will obtain Board approval. Any such request would include commitments as to access to the records that currently apply to the books and records as specified herein or as the Board deems necessary. PHI agrees that Atlantic shall maintain its books and records in accordance with the Board-approved Uniform System of Accounts or as otherwise prescribed by law or regulation. In addition:

     a. PHI and Atlantic agree that post merger Atlantic will provide and/or make ready for review by the Board and its Staff any or all of its original accounting books and records, upon request and subject to any appropriate confidentiality protections, within twenty (20) working days unless otherwise specified by the Board.

     b. Post-merger PHI agrees to make its books and records available to the Board and its Staff to the extent that they pertain to the operations of Atlantic.

     c. Post-merger PHI agrees to provide computer access and/or the printed results of all activities related to operations of Atlantic under appropriate confidentiality protections.

     d. Post-merger PHI agrees to either provide any or all of the original books and records of Atlantic as maintained in the ordinary course of business and the records of PHI related to Atlantic's operation at Atlantic's New Jersey offices, or pay all travel and travel related expenses incurred by the Board or its Staff in the performance of their regulatory responsibilities.


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     e. PHI agrees that Atlantic will notify the Board of any material change in the administration, management or condition of the books and records and related documentation of Atlantic, which notice shall be sent to the Board Secretary and Directors of the Board Divisions of Energy and Audits within ten days of the event.

     f. Petitioners acknowledge N.J.S.A. 48:2-l6.4 et seq. and agree to allow the Board's Staff to conduct various focused audits, management audits or reviews of Atlantic or PHI or any of its subsidiaries (with respect to PHI's or such subsidiary's transactions with Atlantic) as part of its continuing monitoring of Atlantic commencing no sooner than one year after the Board's Order approving the Merger, and subject to any appropriate confidentiality protections.

     g. Petitioners agree to file a report with the Board fully describing the post-merger corporate structure and various corporate relationships in sufficient detail to allow the Board's Division of Audits Staff to effectively monitor all affiliate relationships that include Atlantic as a party. The books, records and supporting details of the affiliate transactions will be made available to the Board's Staff upon request under appropriate confidentiality protections. In addition, the Petitioners agree to perform a comparative analysis of the affiliate relations standards applicable to PHI, Conectiv and Atlantic in New Jersey, Delaware, Maryland, Virginia and the District of Columbia and the methods by which PHI, Conectiv and Atlantic are complying with these varying standards, the results of which will be filed with the Board within six (6) months following the closing of the merger.

     h. Atlantic agrees to an annual audit of its deferred balance.


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     i. Upon request, Atlantic will make available to the Board's Division of
Audits, for review in Atlantic's offices, copies of all internal Atlantic audits and internal audits of Atlantic's affiliates pertaining to transactions with Atlantic, subject to appropriate confidentiality protections.

     j. Subject to execution, where appropriate, of acceptable confidentiality agreements, copies of the U.S. federal income tax returns of PHI, Conectiv and Atlantic or any other entity consolidated with any of these companies for the purposes of federal income taxes shall be made available, at the location where such copies are normally maintained by such companies, to the Ratepayer Advocate and the Board's Staff to the extent that the Board determines that the information contained therein is necessary to resolve any regulatory or financial issues impacting Atlantic. The terms and conditions of subsection d above shall apply in this instance. This provision shall not impair the rights of any of the Signatory Parties in any other proceeding.

Employees:

     22. Atlantic agrees to honor existing union contracts, which contracts include specific provisions relating to the preservation of union jobs for employees represented by the union local and relating to severance and benefits. Atlantic agrees that for the four-year period after the closing of the merger, no utility operating personnel in New Jersey (either union or non-union) will be terminated, except for cause, in accordance with the union contract for those union employees, or otherwise in accordance with Atlantic's policies for non-union employees. The number of utility operating personnel in New Jersey will remain substantially at its present level of approximately 950 people. Atlantic agrees to maintain an appropriate staffing level to ensure


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the continued provision of safe, adequate and proper service. Atlantic also acknowledges its continuing obligation to comply fully with the Board's order in Docket No. EA99070484.

     23. Atlantic and PHI agree that Atlantic will honor all Atlantic pre-merger contracts, agreements, collective bargaining agreements and commitments, including pensions and retirement benefits, which apply to current or former employees of Atlantic.

Safe & Adequate Service:

     24. Low Income Programs: The Signatory Parties acknowledge that the Board of Public Utilities recently issued its Interim Order in Docket No. EX00020091, concerning the establishment of a Universal Service Fund ("USF"). Atlantic believes that such proceeding is the appropriate forum for resolution of any additional USF. In the spirit of compromise, Atlantic agrees to support the Division of the Ratepayer Advocate's proposition that Atlantic's USF program should be under the management of an outside, independent administrator. However, it is Atlantic's position that the money collected from Atlantic's electric distribution customers will only be used for USF programs involving the electric utility bills of Atlantic's customers. Atlantic will not oppose a percentage of income, or "PIP" program, as part of the USF proceeding.

     25. Service Level Guarantees: In its Petition, Atlantic proposed a total of 7 service level guarantees ("SLGs") consisting of 5 customer service guarantees (regarding appointments, new connections, residential billing accuracy, call center service level and call abandonment) and 2 reliability guarantees (restoring service after an outage and individual circuit performance). The originally proposed SLGs were discussed in the testimony of the Petitioners' witness Derek


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W. HasBrouck, and were described in detail in a Customer Service and Reliability
Guarantees Report (included as DWH-2 of Mr. HasBrouck's testimony, and attached hereto as Exhibit 1). The Signatory Parties have agreed to Atlantic's implementation of the proposed SLGs subject to the specific modifications set out in this Stipulation. The SLGs shall apply irrespective of the entity that supplies the customer's energy, (i.e. customers who obtain energy from third party suppliers not affiliated with Atlantic or PHI will be entitled to the benefits of the SLGs on a nondiscriminatory basis).

     a. For "New Residential Customer Installations," the guarantee will be extended to cover re-energizing existing services at the same premise. Atlantic will establish an internal goal for such re-energizing to occur within 3 business days, but the guarantee will apply only if there is a failure to re-energize within 10 days. Atlantic agrees to work with the Board's Division of Customer Relations to develop a remediation plan in the event that a significant number of complaints are received by the Board concerning reenergizing existing services.

     b. For "Outage Restoration," Atlantic will make a $50 payment to a customer for each full 24 hour period in which Atlantic fails to restore service to that customer./11 Atlantic agrees that any customer credit payments made as a result of any SLG will not be recoverable from customers. Nothing herein relieves Atlantic of its primary obligation to comply with the terms of N.J.A.C. 14:3-3.9 to restore service as promptly as possible consistent with safe practice. Nor shall the terms herein act as a precedent or supersede any future Board orders on this issue. Atlantic further agrees that for the first two years following the closing of the merger it

------------------
11 The following examples illustrate how payments would be computed pursuant to this guarantee. If an outage lasted 20 hours, no payment would be made. If an outage lasted 26 hours, a $50 payment would be made. If an outage lasted 49 hours, two $50 payments would be made.


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will report quarterly to the Board the amount of the payments made to customers pursuant to the Outage Restoration SLG, with the duration and dates of the outages.

     c. For the "All Trunks Busy" ("ATB") measurement, Atlantic will provide the Board with a monthly report. If statistics show that this condition exists for greater than 5% of the time for three consecutive months, Atlantic agrees to discuss and, if necessary, to develop a remediation plan in meetings with Board Staff.

     d. Atlantic agrees to work with the Board's Division of Customer Relations and Division of Service Evaluation regarding disconnection policies to the extent that concerns arise in the future.

     e. Atlantic will adopt an annual target of no more than 1,500 customer complaints per year to the Board. If the number of customer complaints exceeds 1,500 in any year, Atlantic agrees to meet with the Division of Customer Relations to discuss and, if necessary, to develop a remediation plan.

     f. Atlantic will adopt an annual average target for call center calls answered within thirty seconds. Atlantic's target will be 70% of all calls answered in thirty seconds by the end of year-1 (after the closing of the merger) for all customers, and 75% answered in thirty seconds by the end of year-2 (after the closing of the merger) for all customers, as measured by average annual numbers.

     g. Atlantic commits to maintaining regular, on-going communications with the Board's Division of Customer Relations with the scheduling of meetings in person or


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telephonically, at least monthly or as the parties otherwise agree, between a representative of Atlantic knowledgeable about these issues and the Division of Customer Relations.

     h. The Signatory Parties have agreed that for purposes of all calculations in the Service Quality Section of this Stipulation that major storm or other major weather related events should be excluded from those targets and average annual calculations.

     i. Upon the closing of the merger, Atlantic acknowledges that it will remain subject to all of the then-effective Board rules, regulations and requirements with respect to customer service and reliability. Atlantic will continue its programs in compliance with the Board's Orders in its outage and reliability investigations, Board Docket Nos. EA99070484, EX99070483 and EX99100763. These requirements include, but are not limited to, requirements contained in the Board's Interim Electric Distribution Service Reliability Quality Standards set forth at N.J.A.C. 14:5-7.

     j. Petitioners will commit their resources and workforce to directly and quickly address Atlantic's storm restoration problem areas on a priority basis over non-PHI companies.

     k. Atlantic's proposed SLG regarding individual circuit performance has been deleted and is not a part of this Stipulation.

     26. Annual Statistical Report: On an annual basis following the closing of the merger, Atlantic will provide the Board and the Division of the Ratepayer Advocate with an annual statistical compilation indicating Atlantic's performance on the proposed SLGs, and describing plans for remediation of deficiencies, if necessary and appropriate.


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     27. MAIFI: On a semi-annual basis, Atlantic will provide the Board with a compilation of equipment operations that resulted in momentary interruptions of service lasting less than five (5) minutes. This information will be used by the Board's Staff as research data only, and is not in any way to be construed as an indication of the performance of Atlantic's system in its entirety, or to be used as an indication of Atlantic's Momentary Average Interruption Frequency Index ("MAIFI").

     28. Corporate Presence: For at least five years from the date of the merger closing, Atlantic will maintain a regional headquarters in southern New Jersey, under the leadership of a regional vice president, with knowledge of New Jersey and state issues, located at that facility. At the conclusion of the five-year period, Atlantic shall continue to maintain a corporate presence in New Jersey.

     29. Customer Payment Centers: Atlantic will retain its existing New Jersey customer payment centers (i.e., Atlantic's walk-in offices where customers can pay bills to Atlantic employees), for a period of at least 4 years following the closing of the merger. At any time, should Atlantic seek to relocate any such center or centers to another location in New Jersey, Atlantic will fully comply with the notice and approval requirements of N.J.A.C. 14:3-5.1 and with any other applicable statute, law, regulation or Board Order.

     30. Collection Policies: Atlantic will provide Board Staff with a copy of, or description of, the collection policies that will be used after the merger to the extent they differ from Atlantic's current practices. In any event, collection policies implemented will comply with applicable Board regulations with respect to collections practices.


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     31. Call Center Operations: For at least 4 years after the closing of the merger, Atlantic will maintain its existing call center operation located in New Jersey. Should any new, additional call centers begin serving New Jersey customers, Atlantic will provide Board Staff with the location of any such call centers. All call center operations, no matter where situated, will be staffed by representatives trained and capable of providing customers with at least the same quality of customer service as customers receive today. Such representatives will be trained and be familiar with Atlantic's service territory issues, New Jersey regulations, Board policies, Atlantic's tariffs and the New Jersey Customer Choice Program. Atlantic agrees to notify the Board and the Ratepayer Advocate at least 90 days prior to relocation of any said call center. In addition, the Signatory Parties recognize that the New Jersey call center will be supplemented by call center operations located in other states. Thus, if an emergency interrupts operations at the New Jersey call center, customer calls will be routed to such other call center operations. In addition to Company-owned facilities, Atlantic is engaging an outside contractor to provide call center services, in the event no Company call center operation is available due to emergency conditions.

     32. Customer Information Program: Within 45 days of the closing of the merger, Atlantic will develop and submit for review by Board Staff and the Division of the Ratepayer Advocate a Customer Information Program designed to inform customers of the merger, the continued oversight of the Board and the continuity of Atlantic's customer service procedures.

Other Provisions:

     33. Board of Directors of PHI: At least two of the directors nominated to serve on the Board of Directors of PHI will be persons who are now members of the Board of Directors of


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Conectiv. In addition, Atlantic will provide information to the Signatory
Parties about the directors, with respect to their familiarity with New Jersey issues.

     34. Charitable Contributions: Upon the closing of the merger, Atlantic will make a one-time contribution in the amount of $1,000,000 to a fund which will be available to the New Jersey Department of Education for use as the Commissioner of Education sees fit within the Atlantic service territory. The amount made available would be disbursed during the first 36 months following the consummation of the merger. Through 2006, Atlantic will make contributions to charities in New Jersey at levels at least comparable to its historic, pre-merger levels.

     35. Other Actions: SEC regulations restrict registered holding company investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") to 50% of consolidated retained earnings in the absence of specific SEC authorization to exceed that level.

     Atlantic has advised the Board that PHI has applied to the SEC for authority to acquire or otherwise invest in EWGs and FUCOs in an amount up to 100% of its retained earnings plus $3.5 billion. This increase in SEC authorization is required so that the merged entity will not be in violation of the SEC rules upon merger closing and will have some flexibility going forward. The SEC requires input from affected state commissions in considering requests for increased authorization. The Signatory Parties, with the exception of IEPNJ and New Power, hereby request that the Board support PHI's application to secure authority from the SEC to permit PHI investments in EWGs and FUCOs up to 100% of its retained earnings plus $3.5 billion, and submit a letter to the SEC making the necessary


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representations concurrent with the Board's approval of the merger. With respect to the previous sentence, IEPNJ and New Power have indicated that they do not oppose the Board's submission to the SEC of the requested letter.

     36. Credit Ratings: Atlantic shall maintain a capital structure, dividend policy, and use its best efforts to achieve financial target ratios consistent with investment grade debt ratings as reported by Moody's Investors Service and Standard & Poor's. Any lowering of these debt ratings, resulting in the debt instruments of PHI and Atlantic falling below investment grade, shall be reported to the Board and the Ratepayer Advocate. PHI and Atlantic shall report to the Board and the Ratepayer Advocate any post-merger changes in dividend policy as they occur. The Board may exercise its authority to review in detail the capital structure, including the costs of debt and equity, of Atlantic. In addition, if Atlantic experiences a credit downgrade by any of the major rating agencies after consummation of the merger, it must be reported to the Board, including an analysis of the cost impact to the utility, within 30 working days of the downgrade. Furthermore, a reduction in Atlantic's credit rating below investment grade could trigger a Staff recommendation to the Board for a focused management audit.


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